333-7906

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


03056651

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

APR 1 8 2003

P.E 4-1-03

For the month of April, 2003

ICOS VISION SYSTEMS CORPORATION N.V.
(Translation of registrant's name into English)

Researchpark Haasrode, Zone 1
Esperantolaan 8, 3001 Heverlee, Belgium
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______)

Exhibit 1 Annual Report to Shareholders for 2002

Exhibit 2 Annual Report to Shareholders regarding Belgian Statutory Accounts for 2002, including:

- Annual Report of the Board of Directors to Shareholders
- Belgian Statutory Accounts
- Report of the Statutory Auditor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: April __, 2003

By: /s/ Anton DeProft

Name: Anton DeProft
Title: President

EXHIBIT 1

annual report

2002

ICOS Vision Systems.

Your reliable partner.



ICOS

annual report

2002

ICOS

Table of contents







Financial highlights

Years ended December 31 (In thousands of €, except Earnings per Share)

	1997	1998	1999	2000	2001	2002
Operating results:						
Net Revenues	€ 30,856	€ 31,745	€ 45,753	€ 106,261	€ 26,463	**€ 30,550**
Income (Loss) from Operations	6,024	1,687	7,258	33,989	(13,664)	**(325)**
Net Income (Loss)	4,351	(46)	5,281	22,470	(8,734)	**(2,442)**
Basic and Diluted Earnings per Share	0.56	0.00	0.50	2.14	(0.83)	**(0.23)**
Weighted Average Shares Outstanding	7,725	10,450	10,508	10,508	10,508	**10,508**
Balance sheet data:						
Cash and Cash Equivalents	18,579	15,391	13,336	22,400	20,652	**25,880**
Working Capital	24,175	24,832	31,177	53,860	38,664	**41,186**
Total Assets	34,781	37,958	48,445	81,931	59,377	**62,152**
Long-term Debt	2,263	1,013	780	540	387	**5,818**
Stockholders' Equity	26,195	30,272	36,431	59,609	51,646	**49,893**

Net Revenues (€ millions)



120
100
80
60
40
20
0
1997 1998 1999 2000 2001 2002

Net Income (loss) (€ millions)



30
20
10
0
-10
1997 1998 1999 2000 2001 2002

Earnings per Share (€)



3
2
1
0
-1
1997 1998 1999 2000 2001 2002



To our Shareholders

Looking back at 2002, it is hard to put a single label on the year. It was the year in which the market didn't want to recover, but it also was an action packed year, with plenty of new customers and new products and with lots of seeds planted for the future. Yet, it was also the year in which we returned to operational profitability during the last 9 months and positive cash flows for the year. Or in which we moved into brand new headquarters and celebrated our 20th anniversary. Or the year in which we gained market leadership in our main market.

The semiconductor capital equipment market has lived through another very difficult year in 2002, with a pull back of 25% to 30%, on top of a loss of 37% during 2001. The year that many believed would mark the beginning of a new semiconductor cycle, turned out to be a painful extension and even a deterioration of the situation of 2001. Driven by a world-wide recession, the downturn turned into the longest and deepest recession in the history of the semiconductor industry and 2002 brought very little relief.

Yet, ICOS did reasonably well in this market. Our revenues ticked up from quarter to quarter, from € 4.7 million during the first quarter to € 8.7 million during the last quarter. As from the second quarter, we managed to have a modest operational profit and could maintain or increase our level of cash. For the year, revenues were € 30.6 million, up from € 26.5 million in 2001, an increase of 15.5%.

Sales in Rest of Asia accounted for 49% of total revenues. Europe followed with 26%, Japan with 20%, and the United States with 5%. In terms of product lines, our inspection machines business again gained importance this year. Inspection machines represented 71% of total revenues, while board-level products and system-level products accounted for 15% and 14% of total revenues, respectively.

Especially the gain in inspection machines was remarkable: in 2002, inspection machine revenues amounted to € 21.5 million or a growth of 59% compared to 2001, when inspection machines accounted for 51% of total revenues or € 13.5 million. This result reflects the substantial gain in market share that we achieved with our main product line, that of tray based Component Inspectors. ICOS was late to enter this market in 1994 but has consistently increased its market share ever since. The basis for this success is our inspection technology, which is more cost efficient and more flexible to inspect different types of semiconductor devices.

To thrive in a highly cyclical industry ICOS developed a business model with low fixed costs and a highly flexible production system, using a network of quality partners, supported by a strong Supply Chain Management system. This system was put to the test this year and proved to be sound: in a depressed market, ICOS returned to operational profitability during the second quarter and managed to hold on to it for the remainder of the year. After the cost-reduction measures of 2001, we could concentrate on building the business again. We ended the year with 150 full-time equivalent employees, compared to 152 at the beginning of the year. We kept managing costs, resulting in operating expenses for the year an additional 18% lower than 2001 levels. Because of our low fixed-cost manufacturing model, we sustained gross margins during the year. For 2002, this resulted in a small operating loss of € 325,000, a massive improvement with respect to a loss of € 13.7 million during the year before. The net loss for the year was € 2.4 million, or € 0.23 per share compared to a net loss of € 8.7 million in 2001 or € 0.83 per share. We ended the year with a cash balance of € 25.9 million, up from € 20.7 million one year earlier. Most of this cash was generated from a refinancing of the new headquarters in Heverlee adding net cash of € 5.9 million, but also the operating activities contributed net cash of € 1.3 million. Investing activities consumed € 2.0 million in cash. We maintained a very healthy financial structure with € 49.9 million of equity on total assets of € 62.2 million at closing of the fiscal year.

ICOS has kept a clear strategy in dealing with the severe downturn in the market, concentrating on two priorities: technological developments and customer support. Key research and development projects were preserved and even some additional initiatives were started. During the year, we acquired new technology and introduced a tube based Component Inspector, which opened a new addressable market for ICOS in the future. We also strengthened our technology base, by opening a mechanical design center in Hong Kong. Finally, we introduced an all new tray based Component Inspector and increased our technology lead and solidified our new market leadership in this market. First-time customers generated over 15% of the 2002 revenues compared to approximately 12% of revenues from new customers in 2001. These new customers include semiconductor manufacturers and subcontractors alike.

Delivering superior customer support has always been a key strategy for ICOS and we have in fact strengthened our service and support capabilities during the year and in the beginning of 2003. Especially with the appointment of Kestronics in Rest of Asia, we now have a very strong network of ICOS offices and top quality representatives that work in close conjunction together to provide our world-wide customers world-class support.

In summary, we can say that 2002 was a transition year in which we achieved a combination of two things: we balanced our financials and at the same time we substantially increased our future growth and profit potential. So we laid the groundwork for what we believe will be a very bright future.

Therefore, we look with great confidence into 2003. While the market is still depressed going into 2003, most forecasters predict that the semiconductor market and the semiconductor equipment market will start to rebound sometime during 2003. Also in talking to our customers about their expectations, we see a similar picture and we believe that we will see a gradual improvement of market conditions during 2003. However, we still remain cautious about the market, as the visibility remains low and predicting the timing and strength of a possible recovery remains impossible. But we are convinced that the market will recover and that ICOS will be in an excellent position to profit fully from this recovery, when it finally sets in.




To conclude, we would like to sincerely thank all our loyal and talented people for their hard work and their contributions to ICOS' performance and achievements during the year. We would also like to thank our shareholders for supporting us in what is still a very difficult stock market and for sharing our ideas and vision for the future.

Anton DeProft
President and CEO

Jos Verjans
Chairman of the Board





Milestones 2002

At the beginning of April, ICOS appoints Anton DeProft as President and CEO. Jos Verjans remains active as Chairman of the Board of Directors. The CEO and Chairman positions are separated.

ICOS gains substantial market share during the year and becomes market leader in its prime market, for tray based semiconductor inspection equipment. ICOS realizes an annual growth of 15.5% with respect to 2001, in contrast with a market for semiconductor capital equipment that is shrinking with 25 to 30%.

For the first time in its history, ICOS sells to all major IC manufacturers, both Integrated Devices Manufacturers and Sub-contractors alike.

ICOS acquires some technology from IC Equipment Pte Ltd of Singapore and uses it as the basis for its new product line for tube based semiconductors, which is introduced during the year. ICOS also sets up a new development center in Hong Kong, specialized in mechanical design.

ICOS returns to operational profit from the second quarter onward. It does so without compromising its R&D capacity and its customer support organization, while the company considers them building blocks for its future success.





ICOS moves into brand new headquarters in Heverlee, Belgium.

ICOS celebrates its 20th anniversary.





ICOS achieves its first direct sales into Mainland China and appoints a distributor located in Shanghai. In the beginning of 2003, ICOS also establishes a liaison office in Mainland China.

Our mission

Be the world-wide market leader for inspection equipment for IC packages.
Be a reliable long term partner for our customers.

Information on the Company's Activities

Introduction

ICOS is a leading world-wide developer and supplier of inspection equipment primarily for use in the back-end semiconductor manufacturing. Our products consist of stand-alone inspection equipment and board-level and system-level inspection systems. The stand-alone inspection equipment, our primary product line, performs the final inspection and taping of integrated circuits (ICs), the last step in the semiconductor manufacturing process, and is sold primarily to end-users in the back-end semiconductor industry. Our board-level and system-level inspection systems are sold to OEMs for integration at various stages of the semiconductor packaging process and in electronic assembly.

We believe we offer the most comprehensive line of inspection products in our target markets. Based on a single modular platform, our products can be combined in multiple configurations depending on the application and the customer's requirements. In addition, our products combine our unique three-dimensional (3D) measurement with two-dimensional (2D) measurements and inspections to offer cost-effective, accurate and flexible solutions to our customers.

We are based in Heverlee, Belgium and have R&D centers in Belgium, Germany and Hong Kong, and sales and support offices in Japan, the USA, Singapore and Hong Kong.

History

ICOS was founded in 1982 as a spin-off from the K.U. Leuven Image Processing Laboratory, under the leadership of Professor Dr. Ir. Oosterlinck who is still an active member of the Board of Directors.

Between 1982 and 1985, the company was little more than a concept with a very interesting product that had been developed from a university prototype, but without a clearly defined marketing strategy. At one moment the company was involved in developing a sorting system for avocados and the next in the visual inspection of telephone exchanges. We decided in 1985 to concentrate entirely on the back-end semiconductor and electronic assembly industries, embarking on a period of rapid growth and entering into our first OEM contracts, some of which are still in force today.



Since 1982, we have introduced several important innovations to the market starting with a true greyscale vision system for IC placement in 1987 followed by several of the world's first highly accurate inspection systems for integration with back-end semiconductor equipment. We introduced our first board-level products in 1984; in 1992, we introduced our first stand-alone component inspection machine and in 1994 we introduced our first system-level inspection products.

In 1986, we established a subsidiary in the USA and in 1991 we opened a subsidiary in Japan, two years after recording our first sales in that important market. By 1997, Japan accounted for almost 30% of our revenue. Following these early successes, we entered the market of the Rest of Asia, opening a branch office in Hong Kong in 1995 and in Singapore in 1996. In 1997, we listed our stock on the Nasdaq Stock Market in an initial public offering and then added the European technology stock market, Nasdaq Europe, in 1998.

We have continued to expand our technology platform and broaden our line of inspection machines. In 1998, we acquired Qtec, a German leader in IC inspection equipment for very specific stages in the IC production process. Today ICOS GmbH, the former Qtec, serves as a research and development department for the company. During 2002, we acquired the gravity handling technology and product rights from IC Equipment Pte Ltd. in Singapore and we set up a mechanical design center in Hong Kong.

For the fourth consecutive year, we received the VLSI Research 10 BEST Award in the category Test, Assembly and Specialty Equipment in the world-wide VLSI Customer Satisfaction Survey, in recognition by our customers of our dedication to the highest levels of product quality and world-wide sales and support.

The Back-end semiconductor equipment market

3.1 General characteristics of the market

Semiconductors are the basic building blocks used to create a variety of electronic products. For over 30 years, semiconductor performance improvements have led to smaller, more complex and reliable devices. As a result, the end-user markets for semiconductor components have expanded to encompass telecommunications products and systems, automotive products, industrial automation and control systems, personal computers and network computer systems, and a wide range of consumer goods, including video and audio products, digital cameras and camcorders, game consoles, household appliances to name a few.



Demand in electronics end-user markets fluctuates as new products are introduced. In addition, demand for new products accelerates as they move from early adoption to broad acceptance and then levels off when they reach maturity and market saturation. During the early adopter phase, the market is characterized by low volumes and high margins that attract high levels of capital investment. To meet growing demand, capacity expands and manufacturing costs decline, leading to price and margin erosion. As the product matures, the market reaches production overcapacity and producers begin to reduce capital investment.

This cyclicality of the electronics market is enforced further with every step down the ladder of the electronics food chain illustrated in the picture below. The semiconductor market is more cyclical than the electronics market and the semiconductor equipment market is even more cyclical. The current market cycle started with accelerated growth in 1999 and 2000, followed by a steep decline in 2001 and 2002. It is generally recognized as the most dramatic cycle of the semiconductor industry since its inception more than thirty years ago. The new economy investments drove the cycle up very aggressively during 1999 and 2000. After the strong correction in 2001, the worldwide economic slump and the political uncertainty drove the cycle further down in 2002.


2001
Electronic End Equipment
$879B
Semiconductors
$139B
x 6
Semiconductor Equipment
$28B
Materials
$21B
x 3

Source: SEMI, SIA, IC Insights, Rev. January 14, 2002

In addition to investing in capital equipment to expand manufacturing capacity during a period of growing end-user demand, semiconductor manufacturers invest in capital equipment in response to technological changes.

In the back-end semiconductor equipment market, technological changes arise from the introduction of new IC packages. For the past decade the driving force behind new IC packaging developments has been the move to smaller electronic products with increased functionality, at lower costs. Adding to these challenges are developments in wafer processing such as the transition to 300 mm wafers and new materials such as copper interconnects that affect back-end assembly and testing. As new generations of ICs are designed, they call for ever smaller, lighter and lower-profile packages.

The semiconductor industry has experienced substantial growth over the long term despite cyclical changes in production capacity and in the level of semiconductor sales. Between 1972 and 2000 the semiconductor industry grew at a compounded annual rate of 15%, and the equipment market grew at a slightly higher rate of 17%. The technological drivers behind this historic growth remain in force today. Moore's law will still lead to the further shrinking of the semiconductor devices and to a lower cost per function, driving demand for new applications. As an example of this evolution, the price of one Mbit of memory was equivalent to the price of a house in 1973. By 1977 it was the equivalent of a car and ten years later it was of a similar value of a sweater. By 1995 it was worth the stamp on a letter and by now it is only worth the value of the envelope.



3.2 Back-end semiconductor industry trends

Capital under-investment is particularly strong in semiconductor back-end.

The semiconductor equipment industry is currently in a severe downturn, following a period of unprecedented growth in 1999 and 2000 when semiconductor manufacturers over-expanded capacity and inventory levels of semiconductor goods. This overcapacity resulted in a severe correction of the capital spending market in 2001. In 2002, a return to a normal situation was delayed due to the world-wide economic slowdown, which instead resulted in a further decline of the semiconductor equipment market.

This severe and prolonged downturn, has caused cash strained semiconductor companies to cut back their investments dramatically. Their scarce resources were mostly invested in long term technology projects in the front-end, such as the transition to 300 mm wafer, at the expense of the back-end investments, where short delivery times are the rule. We believe semiconductor manufacturers, having deferred back-end production investments since 2000, will begin to redress this imbalance once the industry cycles upward again.

This disparity in investment between front-end and back-end semiconductor manufacturing and the below-average investment in the back-end is illustrated in the following chart. It shows the bookings in the front-end and back-end since January 1991 relative to an average growth rate of 10% to 15%. It clearly illustrates that the under-investment is especially apparent in the back-end areas, where recent investments have not even kept up with the 10% growth line, while the long-term industry average amounts to 17%.



($M)
$3.000
$2.500
$2.000
$1.500
$1.000
$500
$0
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
FE: 10-15%CAGR
BE: 10-15%CAGR
Front-end bookings dropped 79% in 11 months before bottoming in September of 2001. Since then bookings have increased 33.9%.
Back-end bookings dropped 92% in 18 months before bottoming in November of 2001. Since then bookings have increased 129.6%.
jan-91 may-91 sep-91 jan-92 may-92 sep-92 jan-93 may-93 sep-93 jan-94 may-94 sep-94 jan-95 may-95 sep-95 jan-96 may-96 sep-96 jan-97 may-97 sep-97 jan-98 may-98 sep-98 jan-99 may-99 sep-99 jan-00 may-00 sep-00 jan-01 may-01 sep-01 jan-02 may-02 sep-02 jan-03 may-03 sep-03 jan-04 may-04 oct-04
FE Bookings
BE Bookings
IC Unit % Y/Y

3-Month Average Bookings & Billings for U.S.-Based Semiconductor Equipment Manufacturers vs. Worldwide IC Unit Shipment Volume

Source: SoundView Technology Group.

Increased outsourcing

Since several years, the front-end wafer processing that traditionally was performed by Integrated Device Manufacturers, is shifting to the so called foundries. These foundries only process wafers, but do not design or market any components. A similar process shift is seen in the back-end, where the term subcontractors is used instead of foundry. Over time, manufacturing volumes are shifting from IDMs to subcontractors. This shift is adding to the limited visibility in the back-end as subcontractors typically have a limited order back-log and tend to place orders with equipment manufacturers only after building up sufficient order flow to justify expanding capacity. The shift of manufacturing to subcontractors also creates a trend for more standard and flexible equipment, away from dedicated and integrated equipment, as subcontractors manufacture a wide range of devices and flexibility is one of their key virtues.

Consolidation

Unlike the front-end, there is very limited uniformity in the processes in the back-end. To start with, the types of processes are quite different, ranging from bending or plating metal leads to complex electrical testing or optical inspection. In addition, different component types require different handling, and often different equipment is used for different packages even though the function of the machines may be identical. As a result of this variability, the back-end semiconductor equipment market is highly fragmented with most vendors specializing in specific areas, such as wire bonding, test handling or final inspection.

Over the long term we believe the back-end semiconductor industry will consolidate, but we believe the transition will take time.

One element constraining consolidation is the incompatibility between some back-end production processes. Often these processes are performed in different locations and vary greatly in throughput rates and cleanliness levels. For example, at the end of the assembly process, right before the test and final inspection and thus right in the middle of the total back-end process flow, we find the molding and plating processes, which are slow and produce some debris and spills. An integration between the early assembly processes (dicing, die bonding and wire bonding) and the test and final inspection processes are impracticable.

We therefore believe that consolidation will occur among early assembly companies and among the final inspection companies. In anticipation thereof, we can realize most synergy with technology or partners that help us to expand our offering in the final inspection area. Our acquisition of handling technology and the opening of a new mechanical design center in Hong Kong are clear implementations of this strategy. Eventually, the company wants to become the world leader for the final outgoing inspection of all semiconductor components.

Semiconductor Processing

4.1 Front-end and Back-end processing

The semiconductor manufacturing process involves front-end wafer fabrication and back-end processing (assembly, test and final inspection). In front-end processing, several layers of semi-conductive material are deposited and etched into patterns on the surface of a silicon wafer to form complex integrated circuits. The end result is a wafer with a number of electrically functional parts or chips. This process is done in high grade clean rooms with expensive equipment. Wafer processing requires a high level of capital investment and expanding wafer processing capacity takes on average a period of 18 to 24 months.


FRONT-END
(Wafer Fab)
BACK-END
(Final Assembly)

The finished wafers are then typically shipped to another location for the back-end processing. The wafer is diced into separate chips known as dice, which are then put into a semiconductor package, electrically tested and visually inspected. A semiconductor package contains connections (leads or balls) enabling the internal semiconductor circuits to be connected to a printed circuit board. ICOS operates only in back-end semiconductor production, also called the final assembly.

4.2 Back-end processing

During the back-end process, the chips are taken from the wafers, attached to leadframes or other substrates which hold the connections (leads or balls) and put in a protective housing. This process is often called assembly. After assembly, the chip is electrically tested and then optically inspected and put in the shipping medium.


Assembly
Electrical Test
Finishing



4.3 Assembly

Leadframe based assembly

The most widely used assembly process uses leadframes as a connector for the chip. The assembly process starts with the dicing of the patterned wafers: wafers are cut into individual chips using a wafer saw. Next, the dice are individually picked up by a die bonder that puts the dice onto the leadframe. Our board-level OEM products are used on die bonders to align and inspect the die during the bonding process. In the next step, wire bonders connect the electrical paths on the die with the contact pads of the leadframe


Dicing
Die Bonding
Wire Bonding

Leadframe based assembly 1.

After the wire bonding, the chips are encapsulated with a protective packaging using an injection molding process. Following the molding, the leads are tinned in a slow plating process, and generally marks are put on the chip in this phase. Then the leads are cut from the leadframe, bent into proper shape and finally the whole device is cut out (singulated) from the leadframe. The combination of cutting and bending the leads is called the trim & form process.


Molding
Plating
Marking
Trim & Form
ASAT
80L TQFP
2.0 SAMPLE

Leadframe based assembly 2.

The assembly process described above consists of two phases: dicing, die bonding and wire bonding on the one hand, and molding, plating, marking and trim & form on the other hand. Because of the different throughput speeds between the two phases and the debris produced during the molding and the plating processes, it is impractical to integrate all the assembly processes into one single line.

Substrate based assembly

As an alternative to the process described above, the dice can be put on substrates instead of leadframes. A substrate is somewhat similar to a mini printed circuit board that holds just one die. The assembly process starts in a similar fashion to leadframe based assembly with dicing, die bonding and wire bonding, followed by molding and marking. However, the contacts of these packages are formed with balls that are mounted on the substrates instead of the leads of a leadframe. Therefore, the plating and trim and form processes are replaced by a ball placement process, followed by a singulation process by sawing the substrate in individual devices.


Dicing
Die Bonding
Wire Bonding
Molding
Marking
Ball Placement
Singulation
Substrate based assembly.

4.4 Test and final inspection

After the assembly process, the devices are functionally complete. However, they still need to be electrically tested, optically inspected and placed in a medium for shipping.


Electrical Test
Final Inspection: optical inspection and taping

The test and final inspection form our main market. Some of our stand alone inspection machines such as the CI-9450 and the CI-G10 are final inspection systems, and a large number of our system-level OEM products are sold for use in testing and final inspection processes.

In testing and final inspection, the transport medium can be quite different and therefore also the test and final inspection equipment varies with the type of IC being processed. As an example, our CI-9450 is a final inspection machine for tray-based components and our ICOS CI-G10 is a final inspection machine for tube based components.



Component Family	Component Type		Input Medium		ICOS Inspection Machine
TRAY-BASED COMPONENTS	QFP BGA SBCSP LFCSP TSOP	 	TRAY		
TUBE-BASED COMPONENTS	SO LFCSP		TUBE		

After inspection, the IC is transferred into its final transport medium. In some cases, this is the same as the internal transport medium, i.e. a tray or tube. However, tape is becoming the preferred shipping medium for all components, both large and small. In the latter medium, components are put in a plastic embossed tape with preformed cavities that hold one part safely for transportation. The embossed tape is then closed with a sealing tape and rolled onto a big wheel or reel. This reel is then shipped to the customer. The process of transferring the devices into this embossed tape is called taping. The final inspection and taping are generally combined on the same machine. Most of our ICOS CI-systems are therefore equipped with taping systems.

In packaging certain devices, other processes like laser marking or electrical test may be integrated with the final inspection equipment. We supply vision systems to the manufacturers of this integrated equipment.

Integrated equipment:
Electrical test
Laser marking
optical inspection



4.5 Specialty packaging and inspection applications

In addition to these standard packaging process flows, there are a number of specialty packages, some of which may become standard in the future. We provide inspection systems for the following advanced packaging processes:

Flip Chip

For certain applications, ball contacts are mounted directly on the silicon dice while they are still part of the uncut wafer. The wafer is afterwards inspected to make sure that all the bumps were placed correctly. This type of inspection is typically performed in 3 dimensions (3D) in order to check the heights of the bumps.



Wafer Bumping



Bumped Wafer Inspection – Wafer Sawing



The Flip Chip process can be used as a "packaging" technique in which the dice are directly mounted onto the target application. This is called Flip Chip On Board (FCOB) or Direct Chip Attach (DCA). Alternatively, the Flip Chip technique is used instead of wire bonding to form the interconnects inside the package. In this case, the term Flip Chip In Package (FCIP) is used. In both cases, the bumps on the wafer must be inspected before the wafer is cut into individual dice.

Wafer level packaging

With wafer level packaging, nearly all of the assembly and test processes are performed while the chips are still on the wafer, thus minimizing the handling of an individual device. It is similar to the Flip Chip process described above, except that a protective coating and a redistribution of the contact layout is added to the dice while still in wafer format. When the wafer is cut, "packaged" devices are obtained which can be directly used in any application in contrast to bare dice which still need to be encapsulated.

Wafer Coating – Wafer Bumping – Bumped Wafer Inspection – Electrical test – Wafer Sawing – Finishing: optical inspection and taping

For all the above applications, we offer a stand-alone inspection machine for 3D inspection of bumped wafers.

TAB tape



Flex tape

For a number of applications, most notably for display drivers, the chip is mounted on a flexible tape, called TAB tape, which enables the contacts to make a flexible connection. An application example are LCD (Liquid Crystal Display) screens where the chip is mounted on the back of the display, but the contacts need to be brought to the front. These packages are called Tape Carrier Packages (TCP) or Chip On Film (COF).
ICOS is a leading supplier of inspection equipment for TAB tape. We offer system-level OEM products and a stand-alone inspection machine.

ICOS' product offering

5.1 Overview

Our products include a family of inspection products for the back-end semiconductor manufacturing and electronic assembly industries. We offer board-level and system-level inspection systems for integration into semiconductor OEM manufacturing equipment and electronic assembly equipment as well as stand-alone inspection machines mainly for the final inspection of semiconductor packages.

These three product lines are vertically integrated, starting with the board-level products which form the core inspection engine. The system-level products combine this inspection engine with such items as cameras, optics, illumination, a personal computer and interfacing software. The inspection machines combine the system-level products with mechanical handling, sorting and, in some cases, taping of the semiconductor devices.



Board-level



System-level



Stand Alone
Inspection Machines





5.2 Board-level OEM products

Our board-level products consist of a single board vision system and the embedded vision software. These products are integrated with die bonding equipment and used for the alignment and inspection of the die before it is picked up and mounted on the leadframe or substrate. In addition, board-level products are integrated with pick-and-place equipment to ensure proper alignment of the component on the printed circuit board.

List prices for board-level OEM products range from € 4,000 to € 10,000.

5.3 System-level OEM products

The system level OEM products consist of one or more board-level systems, together with an industrial PC, one or more cameras, optics and illumination systems. The system-level products are integrated with various equipment in the assembly and test area, including trim and form or test handling equipment, and in various more integrated and specialty lines and perform a wide range of measurements and inspection functions. Some of the most important tasks include:

2D and 3D lead and ball inspection: the measurement of the position of the contact leads or balls in two and three dimensions. This inspection detects malformed, bent or damaged leads and malformed, incorrectly located or damaged balls. 3D inspection is especially important because the device will not be able to connect properly to the printed circuit board if the contacts are not on the same horizontal plane (referred to as coplanarity), resulting in defective electronic devices. One critical issue is the detection of devices with a limited coplanarity problem. These devices may make contact to the printed circuit board and pass electrical tests, but the contacts may be weak and the devices will cause an early failure of the electronic circuit in which it is used.

Mark Inspection: the inspection of the ink or laser marks that are inscribed on the semiconductor device and contain such information as the part number, company logo, etc.

Surface Inspection: for certain packages, an inspection of the surface, either the package surface or the surface of the contacts, is an important element in ensuring the quality of the device.

Other inspections: the system-level products perform various other inspections including burr inspection, part identification and orientation check.

List prices for the system-level OEM products range from € 16,000 to € 80,000.





5.4 Inspection Machines

The inspection machines combine the system-level inspection products with a mechanical handler, which moves the components to the inspection stations, sorts them and, if required, transfers them to tape. Inspection machines constitute our largest product line.

Component Inspector, tray based: ICOS offers a range of products for the final inspection of tray-based semiconductor components. The range includes a semi-automatic CI-3050, a medium volume CI-5150/5250 and high volume CI-8250/8450 and CI-9250-9450 products. These systems perform 2D and 3D inspection of all devices that are handled in trays such as QFP, BGA, CSP and TSOP. It also performs the taping of those devices. Typically, the inspections include coplanarity inspection, mark inspection and surface inspection, but they may vary substantially depending on the component type or customer requirement.

Component Inspector, tube based: the CI-G10 is a fully automatic system for the final inspection of semiconductor components handled in tubes. Typical components include SO devices and QFN or other LFCSP's. The CI-G10 performs the optical inspection and if required the taping of these components. Typical inspections include coplanarity inspection, mark inspection and side inspection.

Bumped Wafer Inspector: the BWI product inspects the bumped wafer for 2D and 3D defects.

FTI: this product inspects the TAB tape itself as well as the configured TCP and COF products. It inspects dimensional integrity and surface defects.

List prices for the inspection machines range from € 115,000 to € 450,000.



Organization

6.1 General

Our strategy is to offer advanced inspection products to our customers along with superior world-wide support. As a result, Research and Development and Marketing and Sales account for the largest portion of total headcount. These functions differentiate ICOS in the marketplace and provide the platform for future growth and profitability. Even in a severe semiconductor market downturn, we have continued to invest in research and development and to maintain high standards of customer support. Manufacturing is relatively small and flexible as we use third party subcontractors extensively in the production process.

The company is structured as a holding company that is incorporated and located in Belgium. The business is carried out by wholly owned subsidiaries, branch offices and liaison offices as follows:

Name	Location
ICOS Vision Systems NV	**Belgium** and its branch offices in **Hong Kong** and **Singapore**, and its liaison offices in **Taiwan**, **Korea** and **Philippines**.
ICOS Vision Systems GmbH	**Germany**
ICOS Vision Systems Inc.	**USA**
ICOS Vision Systems LTD	**Japan**
ICOS Vision Systems Limited	**Hong Kong** (incorporated on December 27, 2002)

As of January 1, 2003, the activities of the Hong Kong branch office were transferred to a newly formed subsidiary, ICOS Vision Systems Limited, also located in Hong Kong. Also on January 1, 2003, a new liaison office was established in Mainland China.

6.2 Marketing & Sales

ICOS prides itself to be a long term reliable partner to its customers. We sell our products through a global sales and support network consisting of an experienced internal sales force and senior support staff and independent distributors. In addition to our headquarters facility in Heverlee, Belgium, we have sales and support offices in Yokohama Japan, Singapore, Hong Kong and Santa Clara California (USA) and support staff in Taiwan, Korea, the Philippines and Mainland China.

We sell products to semiconductor OEMs primarily through our direct sales force, as these customers require specific technical support for the integration of an ICOS system in their products. End-user service and support is provided by the OEM. We sell the inspection machines to semiconductor manufacturers through independent distributors who hold exclusive distribution rights for certain products in defined territories. We work closely with these distributors to ensure a high level of customer responsiveness and facilitate customer collaboration on product development.

In 2002, we added distributors for Mainland China, Singapore, Malaysia and Indonesia to our network of distributors in Taiwan, Japan, Korea, Thailand, Philippines, Malaysia, Hong Kong, in certain countries of Europe and in various regions of the USA. We select these distributors for the quality and breadth of both their local organizations and customer relationships.



6.3 Research & Development, Patents and Proprietary Rights

Vision technology is at the heart of our products. The inspection modules are characterized by a compact design that enables integration into any type of handler and eliminates the need for complicated or accurate handling.

We apply highly optimized measuring methods and algorithms resulting in the highest subpixel accuracy available. These algorithms are also optimized in terms of speed through a dedicated implementation on high-end DSP's. We have developed high performance vision hardware based on a modular and cost effective architecture, allowing performance upgrades whenever additional inspection tasks or more complicated algorithms require more processing power. The measuring and inspection techniques are optimized for each specific component type and several compact image acquisition modules are offered for a wide variety of component types.

This modular architecture also allows for a high degree of software content. Developing real-time embedded software and user-friendly graphical user interfaces are therefore key elements of our research and development programs.

In addition to these key elements, high-end vision systems require other important building blocks, such as optical subsystems, illumination modules and high resolution cameras. These building blocks are provided by suppliers with whom we have long standing partnerships and sometimes shared roadmaps.

An important and growing part of ICOS' product offering consists of complete inspection machines which incorporate handling technology. Because the components are stationary during the measurement, the accuracy of the measurement is not influenced by the handling accuracy and reliable, high speed handling is achievable at a reasonable cost.

The input/output media used on the handlers, such as trays, tubes and tape, have inherent position tolerance. Therefore we combine our vision skills with our mechanical design skills and use 'vision guiding' to compensate for these tolerances and optimize the handling reliability. This unique feature secures failsafe handling and again limits the specifications and the cost of the handling system.

Prior to 2002, we subcontracted mechanical development to a specialized supplier. In 2002, we set up a design center in Hong Kong to enhance our expertise in this key technology.

We also stay current with new and challenging packaging technologies by maintaining regular contact with packaging specialists employed by many customers, sharing product roadmaps and evaluating new technologies.

To protect our intellectual property, we primarily rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedure and contractual provisions and to a lesser extent on patents. We generally do not provide our customers access to the source code of our



software. We seek to protect our hardware, software and other written materials under trade secret and copyright laws, which afford only limited protection. Our circuit boards and board sets incorporate proprietary firmware we design ourselves. Our board-level software is specifically designed to run only on these proprietary boards, further safeguarding this software from unauthorized use and embedding inspection methods in the software to limit re-engineering. Currently, we have one patent (expiring 2011) issued in Belgium, the United States, Europe, Japan and certain other territories for the 3D dual-shadow measuring method of lead coplanarity and four pending patent applications in diverse jurisdictions, related to other 3D inspection methods and handling techniques.

We also from time to time subcontract with the University of Leuven and other third parties, and have obtained grants from the regional government of Flanders and from the European Community to support certain of our research and development efforts.

6.4 Operations

To operate in a cyclical market, we have established a flexible production model that allows the company to operate with limited fixed costs and adapt quickly to changing volumes in the market. The company subcontracts to third parties major subassemblies including printed circuit boards, chassis, optical modules and mechanical handlers.

Subcontractors are selected on the basis of quality, delivery time and price, and a sophisticated Supply Chain Management system controls and supports the network of subcontractors.

We maintain quality control through our own experts. We handle final assembly, configuration, burn-in and test of the board-level and system-level inspection systems at our headquarters facility in Belgium.

For the mechanical handlers, we maintain quality assurance staff on site with the most important subcontractors for quality control and final acceptance. The subcontractors for the mechanical handlers are located in Germany, Hong Kong and Singapore.

6.5 Facilities

Our headquarters are located in the Research Park in Heverlee (Leuven), Belgium in a 5,800 square meter, two building complex on a 20,000 square meter parcel of land. All headquarter employees moved to these new premises in 2002. Prior to 2002, we occupied a 3,605 square meter building located on 10,000 square meter of land, both of which we still own. The company intends to rent this building complex to third parties. As of January 1, 2003, about 950 square meter had been leased.

A € 6.4 million loan facility from Dexia Bank (Belgium) was obtained on February 26, 2002 (see Note 8 to the Financial Consolidated Statements) and is secured by a mortgage on all buildings.

Offices are leased in Santa Clara, California, in Oberhaching, Germany, in Yokohama, Japan, in Hong Kong, in Seoul, Korea, in Hsinchu, Taiwan and in Singapore.

6.6 Human Resources

As per December 31, 2002, the company employed a full-time equivalent of 150 people world-wide, including 60 in Research & Development, 46 in Marketing & Sales (including technical support services), 29 in Operations and 15 in General & Administrative services. Of these 150 people, 91 are employed in Belgium. None of the employees are represented by a labor union and the company has experienced no work stoppages.

Glossary

Assembly

The process of transforming a wafer into individual IC's, with protective housing and contact leads or balls, but excluding the electrical test and the final inspection.

Back-end

The complete process of transforming a wafer into individual IC's, with protective housing and contact leads or balls, including the electrical test and the final inspection. The back-end includes assembly, test and final inspection.

[illegible]

ICOS product line of Board-level OEM systems.

[illegible]

Bumped Wafer Inspector

COF

Chip On Film, package based on TAB.

CSP

Chip Scale Package

DCA

Direct Chip Attach

Final Assembly

See back-end.



Final Inspection

The final step in the manufacturing process. This includes the optical inspection and in many cases also the taping of the devices. In certain cases, other functions such as laser marking or electrical test may be included.

Front-end

The wafer manufacturing process.

IDM

Integrated Device Manufacturer, who designs and manufactures the IC's.

IM

See Inspection Machines

Inspection Machines

ICOS product line of stand-alone inspection systems.

LFCSP

Lead Frame CSP

Packaging

See back-end



QFN

Quad Flat pack, No leads

QFP

Quad Flat Pack

SL

ICOS product line of system-level OEM systems.

SO

Small Outline package

TAB

Tape Automated Bonding. Packaging technique in which the die is mounted on a flexible tape that contains the contacts or leads to the outside world.

TCP

Tape Carrier Package, package based on TAB.

Test

The electrical test of the device, ensuring its proper functioning.



Management Discussion and Analysis



1 Operating Results

Years ended December 31, 2002 and December 31, 2001

Revenues.

In 2002, sales to Europe, Japan, Rest of Asia and the United States accounted for 26%, 20%, 49% and 5% of our revenues, respectively. In 2001, sales to these territories accounted for 37%, 21%, 34% and 8% of our revenues, respectively. Our business is conducted primarily in Euro ("€"), U.S. dollars and Japanese yen. As a result of conducting business in multiple currencies and in multiple countries, our business and results of operations are subject to risks of currency fluctuations as well as other risks associated with international sales generally.

Our business is highly dependent upon the capital expenditures of back-end semiconductor manufacturers and electronic assemblers, and our ability to develop, manufacture and sell new products and product enhancements. Our results will also be affected, especially when measured on a quarterly basis, by volume, composition and timing of orders, conditions in the industries we serve, competition and general economic conditions.

Our revenues increased by 15.5% to € 30.6 million in 2002, compared to € 26.5 million in 2001. Despite the continued downturn in the semiconductor equipment industry, we were able to increase our revenues as opposed to the semiconductor equipment market, which decreased 25 to 30%. From 2001 to 2002, board-level product revenues increased from € 4.0 million to € 4.7 million, system-level inspection product revenues decreased from € 9.0 million to € 4.4 million and stand-alone inspection machines revenues increased from € 13.5 million to € 21.5 million.

Gross Profit.

Gross margin increased to 60.0% in 2002 from 34.3% in 2001. Cost of goods sold in 2001 included an inventory write-down of € 6.0 million. When excluding the impact of movements in the total provision for inventory write-down, the gross margin would have decreased to 54.8% in 2002 from 56.9% in 2001. We expect that there will continue to be periodic fluctuations in our gross margin resulting from changes in our product sales mix and from currency fluctuations. Our stand-alone inspection machines normally generate lower margins than our board-level and system-level products, due to their relatively higher material content. Our revenues, of which approximately 64% were generated in U.S. dollars, compared to our cost of goods sold, which were primarily incurred in Euro, adversely influenced the gross margin in 2002 following the depreciation of the U.S. dollar versus the Euro.





Research and Development.

Research and development expenses decreased by 15.8% to € 6.7 million, 21.8% of revenues in 2002, compared to € 7.9 million, 29.9% of revenues in 2001. In addition to these expenses, in 2002 we offset approximately € 339,000 of research and development expenses through government project funding recognized during that period, compared to approximately € 320,000 of such funding recognized in 2001. The decrease in research and development expenses was primarily attributable to the limitation of additional new development projects and the result of the fully implemented cost reduction programs of the year 2001. As of December 31, 2002, we had 60 employees primarily engaged in research and development compared to 61 employees as of December 31, 2001. We believe that research and development expenditures are essential to maintaining our competitive position and expect to maintain the current quarterly level of research and development expenditures in the foreseeable future to support our commitment to new product development efforts.

Selling, General and Administrative.

Selling, general and administrative expenses decreased by 17.6% to € 12.0 million, 39.3% of revenues in 2002, from € 14.6 million, 55.1% of revenues in 2001. The further decrease of selling, general and administrative expenses was caused by the fully implemented cost reduction plans of June 2001 and November 2001. Included in selling, general and administrative expenses of the year 2001, is the restructuring charge of € 0.6 million related to these plans.

Net Other Income (Expense).

In 2002, we recorded € 1.5 million of net other expense compared to € 1.6 million of net other income in 2001. This decrease was primarily attributable to currency exchange losses in the year 2002 amounting to € 2.0 million, compared to the currency exchange gains of approximately € 0.7 million in 2001, following the depreciation of the U.S. dollar versus the Euro in the course of 2002.

Income Taxes.

Income tax expense was € 0.6 million in 2002, compared to an income tax benefit of € 3.3 million in 2001. Following the enactment of the reduction of the Belgian Corporate Tax rate on December 31, 2002, we had to decrease our deferred tax assets and liabilities accordingly, resulting in a tax expense of approximately € 0.7 million.



Liquidity and Capital Resources

During 2002, operating activities provided net cash of € 1.3 million. Cash flow, defined as net income increased by non-cash items such as amortization, depreciation, deferred tax expense (benefit) and compensation expense, amounted to a negative cash flow of € 1.3 million, while changes in operating assets and liabilities provided € 2.6 million in cash. Sources of cash as a result of changes in assets and liabilities included a decrease in inventory of € 5.2 million and in prepaid expenses and other current assets of € 2.5 million that was partially offset by an increase in accounts receivable of € 4.2 million, resulting from the increased level of activity.

During 2002, investing activities used € 2.0 million of cash including € 1.8 million for the construction of new office facilities, which started in 2000 and that should be completed at the end of the first quarter of 2003 for an estimated total investment of € 6.5 million. The remaining € 0.2 million of investments related to primarily the purchase of computer and manufacturing equipment. Except for the completion of our headquarters facility expansion, we do not have any significant capital commitments.

During 2002, our financing activities provided net cash of € 5.9 million, primarily from financing our office facilities located in Heverlee, Belgium.

As of December 31, 2002, we had long-term obligations of approximately € 6.4 million, consisting of long-term debt. As of that date, the current portion of these long-term obligations totaled € 0.6 million. We also have several non-cancelable operating leases, primarily for motor vehicles and office premises, which expire over the next three to five years. As of December 31, 2002, the total minimum lease payments till 2007 will be approximately € 2.4 million.



Balance Sheet

On December 31, 2002, we had total assets of € 62.2 million. Besides cash and cash equivalents of € 25.9 million, assets consisted primarily of inventories and trade accounts receivable totaling € 19.3 million and net property and equipment of € 9.6 million. With a value of € 9.1 million, the office buildings accounted for the largest part of property and equipment.

We have stockholders' equity of € 49.9 million, financing 80% of total assets, which evidences our sound financial structure.







Outlook 2003

Our backlog as of January 31, 2003 was approximately € 15.5 million, compared with € 16.3 million as of January 31, 2002. Backlog reflects customer orders for products for which we have accepted purchase orders with assignment delivery dates within 18 months. The level of backlog at any particular time is not necessarily indicative of our future operating performance. Delivery schedules may be extended and orders may be canceled at any time subject to certain cancellation penalties.

In 2002, we have laid the foundation for stronger growth in the current year once capital spending in the back-end semiconductor industry resumes. Our increased customer portfolio, our expanded product offering and our dominant share in the market for tray-based Component Inspectors, allow us to enter 2003 with enlarged market opportunities. Going into 2003, the market however is still depressed but most forecasters predict that the semiconductor market and the semiconductor equipment market will start to rebound sometime during 2003. Also our customers have told us they expect this gradual improvement of market conditions in the course of 2003. We still remain cautious about the market as the visibility remains low and as predicting the timing and strength of a market recovery remains impossible.

Corporate Governance



Board of Directors

During 2002, the Board of Directors appointed Mr. Anton DeProft as President and CEO of the Company replacing Mr. Jos Verjans. In this function, Mr. Anton DeProft was also appointed as Executive Director of the Company. Mr. Jos Verjans remains Chairman of the Board of Directors.

1.1 Composition of the Board of Directors on January 1, 2003

Under the Articles of Association, the Board of Directors should be composed of at least three members. Shareholders who either belong to the management of the Company or ICOS Vision Systems NV or who are entrusted with the day-to-day management of any of the Company's subsidiaries, or any subsidiary of ICOS Vision Systems NV, are entitled to nominate a majority of the Directors of the Board. In addition, under the Articles, Jos Verjans who is Chairman of the Board, is entitled to nominate one candidate for the Board of Directors. This nomination right is transferable between shareholders, can only be exercised by a shareholder and expires upon the death of Mr. Jos Verjans.

The Board of Directors is composed of six people, including the Chairmain who served until recently as President and CEO, two executive directors and three independent non-executive directors:

Jos Verjans
Chairman of the Board of Directors

Anton DeProft
Executive Director, President and CEO of the Company

André Oosterlinck
Director, Rector of the Catholic University of Leuven, co-founder of the Company

Gust Smeyers
Executive Director, Vice President of Research & Development of the Company

Exeter International NV, represented by Paul de Vrée, managing director
Director, Managing Director of Rendex Partners, co-founder of the Company

Fred Chaffart
Director, Board Member of Gevaert NV and several other companies



At the Annual General Meeting of Shareholders held on May 14, 2002, all of the following Directors were elected for a term ending immediately after the Annual General Meeting of 2008, unless their terms are earlier terminated by a vote of the stockholders: Messrs. Jos Verjans, Gust Smeyers, André Oosterlinck, Fred Chaffart and Exeter International NV, represented by Mr. Paul De Vrée. At the same Annual General Meeting of Shareholders, Mr. Anton DeProft was appointed as a new Director, also for a term ending immediately after the Annual General Meeting of 2008, unless earlier terminated by a vote of the shareholders.

1.2 Functioning of the Board of Directors and its Special Committees

The Board of Directors meets upon invitation of the Chairman of the Board or the Director replacing him, whenever the Company's interests require it or when one director requests a meeting. The Board of Directors held 8 meetings during 2002.

The main topics on which the Board of Directors deliberate are the mission and the strategy of the Company, matters of world-wide economic importance, the development of new activities or discontinuation of existing activities, the establishment and closure of group companies, general corporate and social policy, mergers and acquisitions, and the hiring and remuneration of senior management. The Group's budgets and periodic financial results and cash flows are evaluated by the Board.

As a special matter of attention, the Board of Directors is closely following-up on the implementation, as a foreign private issuer, of the Sarbanes-Oxley Act with SEC final and proposed rules in response to this Act, as well as the Nasdaq corporate governance proposals. Additionally, the Board closely follows-up on the implementation of the Corporate Governance Law dated August 2, 2002, under Belgian law.
Some of these matters are delegated to special committees operating under a written charter from the Board of Directors.

The Audit Committee operates pursuant to a written Charter that was approved and adopted by the Board of Directors. Under the provisions of the Audit Committee Charter, the Audit Committee is responsible for, among other things: recommending to the Board of Directors the nomination of the independent auditor; reviewing and monitoring the financial reporting process and internal control systems; reviewing the annual financial statements, the scope of the audit and the role and performance of the independent auditor; reviewing the independence of the independent auditors; providing an open avenue for communication between the independent auditor, management and the Board of Directors; and reviewing its Charter annually. The Audit Committee is authorized to seek outside legal or other advice to the extent it deems necessary or appropriate, provided it shall keep the Board advised as to the nature and extent of such outside advice. It is furthermore authorized to confer with Company management and other employees. The members of the Audit Committee are Mr. André Oosterlinck (Chairman), Mr. Fred Chaffart and Exeter International NV, represented by Mr. Paul de Vrée. The Audit Committee held 4 meetings during fiscal 2002.

A Remuneration Committee was installed during 2001 and is responsible for, among other things, recommending and reviewing all remuneration and compensation of the senior management. Members of the Remuneration Committee are Mr. André Oosterlinck (Chairman), Mr. Fred Chaffart and Exeter International NV, represented by Mr. Paul de Vrée. The Remuneration Committee held 2 meetings during fiscal 2002.

The majority of the Directors has to be present or be represented to enable the Board to validly deliberate and make decisions. Decisions are reached by majority of the votes. In the event of a tie, the Chairman has the casting vote.

1.3 Directors' remuneration

The global amount of fees paid in 2002 to all directors, including the fees to Audit Committee members, amounted to € 41,000. A fixed fee per meeting has been decided upon by the General Meeting of Shareholders in May 2001. No loans nor advance payments are given to the Directors.

1.4 Directors' shareholding

As of the date of this report, non-executive directors have the following share ownership: 18.0%.

Management

On April 1, 2002, the Board of Directors appointed Mr. Anton DeProft as President and CEO of the Company replacing Mr. Jos Verjans.

2.1 Composition of Management on January 1, 2003

The President and CEO is responsible for the implementation of the corporate policy and the strategy as defined by the Board of Directors. To this extent, he receives the widest range of competencies as regards day-to-day management and is to this purpose assisted by a Senior Management team. The Senior Management team regularly submits reports to the Board of Directors concerning its activitities.



The Senior Management team is composed of four people:

Anton DeProft
President and CEO

Gust Smeyers
Vice President Research and Development

Guido Vervoort
Vice President Operations

Koen Gutscoven
Vice President Marketing and Sales

In principle, the Senior Management team meets once a month.

Besides the senior managers, the world-wide Management Team consists of the following additional people:

Seiichi Kohnoike
General Manager of ICOS Vision Systems Ltd, Japan

Robin Kam
General Manager of ICOS Vision Systems NV, Singapore Branch Office

Masoud (Max) Mirgoli
General Manager of ICOS Vision Systems Inc., USA

John Zabolitzky
General Manager of ICOS Vision Systems GmbH, Germany

Stephanus Wansleben
General Manager of ICOS Vision Systems GmbH, Germany

The world-wide Management Team meets in principle twice a year in order to discuss market and product evolution and budgets.

2.2 Management's remuneration

The overall gross remuneration paid to the members of Management during 2002, amounted to € 1.6 million. No loans nor advance payments are given to these managers.

On February 17, 2003, the number of share options attributed to the members of Management is equal to 117,950. The exercise price of these options is U.S. dollar 5.50 and the exercise period runs from January 1, 2004 to December 5, 2009.

2.3 Management's shareholding

As of the date of this report, the management has the following share ownership: 15.6%.

Auditor

The Company's auditor is Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren (KPMG), represented by Mr. Jos Briers. The auditor was re-appointed for a three-year period at the Annual General Meeting of Shareholders held on May 14, 2002.

The audit fees paid to KPMG in 2002, amounted to € 246,000. Non-audit fees paid to KPMG amounted to € 29,000 and principally related to taxes and other advices.

Insider trading policy

All members of the Board of Directors and of the Management Team as well as all employees who have access to confidential and material information which is not generally available to the investing public, have signed an insider trading policy with the Company. In essence, these people (1) are forbidden to engage in trading in securities of the Company while in possession of material non-public information ("insider trading") and are required to maintain the confidentiality of such non-public information, (2) are restricted to engage in short term speculative trading and (3) can only trade in specific trading windows after pre-clearance of the trade with the Compliance Officer. All employees of the Company have signed a similar insider trading policy with the exception that they are not bound by the trading window.



Consolidated Financial Statements

December 31, 2002 and 2001
With Independent Auditors' Report thereon



Index to the Consolidated Financial Statements



Independent auditors' report

The Board of Directors and Shareholders of
ICOS Vision Systems Corporation NV:

We have audited the accompanying consolidated balance sheets of ICOS Vision Systems Corporation NV, a Belgian corporation, and its subsidiaries, as of December 31, 2002 and 2001, and the related consolidated statements of income (loss), stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICOS Vision Systems Corporation NV and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1(d) to the consolidated financial statements, during 2002 the Company changed its reporting currency from the U.S. dollar to the Euro. The prior year financial statements have been restated accordingly.

As described in Note 1(l) to the consolidated financial statements, the Company adopted SFAS N°142, *Goodwill and Other Intangible Assets*, in the year ended December 31, 2002.

KLYNVELD PEAT MARWICK GOERDELER
Bedrijfsrevisoren
Represented by Jos Briers

Brussels, Belgium
February 20, 2003

Consolidated Balance Sheets

(in thousands of €, except share data)

	December 31,	
	2002	**2001**
ASSETS		
Current Assets:		
Cash and cash equivalents	**25,880**	20,652
Trade accounts receivable, net of allowance for doubtful accounts of € 118 and € 137 at December 31, 2002 and 2001, respectively	**7,625**	3,524
Inventories (Notes 2 and 11)	**11,688**	16,995
Prepaid expenses	**250**	122
Other current assets	**1,746**	4,427
Total current assets	**47,189**	45,720
Net property and equipment (Notes 3, 7 and 13)	**9,585**	8,304
Goodwill (Note 1 (l))	**1,149**	1,149
Noncurrent deferred tax asset (Note 5)	**3,343**	3,266
Other assets (Notes 1 (k) and 4)	**886**	938
Total assets	**62,152**	59,377
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Trade accounts payable	**1,170**	2,095
Current portion of long-term debt (Note 8)	**614**	117
Current portion of obligations under capital leases	**5**	11
Accrued expenses	**1,854**	2,822
Income taxes payable	**457**	1,554
Deferred revenue (Note 1 (o))	**634**	-
Current deferred income tax liability (Note 5)	**32**	3
Other current liabilities	**1,237**	454
Total current liabilities	**6,003**	7,056
Long-term debt, excluding current portion (Note 8)	**5,818**	387
Provision for warranty (Note 1 (p))	**438**	288
Total liabilities	**12,259**	7,731
Commitments and contingencies (Notes 7 and 15)		
Stockholders' equity: (Note 9)		
Common stock, no par value, 10,507,810 shares issued and outstanding at December 31, 2002 and 2001	**3,230**	3,230
Additional paid-in capital	**22,317**	21,947
Retained earnings	**24,486**	26,928
Accumulated other comprehensive income (loss)	**(140)**	(459)
Total stockholders' equity	**49,893**	51,646
Total liabilities and stockholders' equity	**62,152**	59,377



Consolidated Statements of Income (Loss)

(in thousands of €, except share data)

	Years ended December 31,		
	2002	**2001**	**2000**
Revenues (Notes 13 and 14)	**30,550**	26,463	106,261
Cost of goods sold (Note 11)	**12,208**	17,383	44,140
Gross profit	**18,342**	9,080	62,121
Operating expenses:			
Research and development (Note 1 (q))	**6,664**	7,916	8,256
Selling, general and administrative (Note 12)	**12,003**	14,572	19,620
Amortization of goodwill (Note 1 (l))	-	256	256
Total operating expenses	**18,667**	22,744	28,132
Income (loss) from operations	**(325)**	(13,664)	33,989
Other income (expense):			
Interest income	**742**	890	555
Interest expense	**(374)**	(62)	(165)
Other income	**117**	84	61
Foreign currency exchange gain (loss) (Note 1(u))	**(1,982)**	725	822
Net other income (expense)	**(1,497)**	1,637	1,273
Income (loss) before income taxes	**(1,822)**	(12,027)	35,262
Income taxes (Note 5)	**620**	(3,293)	12,792
Net income (loss)	**(2,442)**	(8,734)	22,470
Basic and diluted earnings (loss) per share	**(0.23)**	(0.83)	2.14
Weighted average number of common shares outstanding	**10,507,810**	10,507,810	10,507,810



Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(in thousands of €, except share data)

	Common Stock		Additional paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Stockholders' Equity
	Number of Shares	Amount					
Balance at December 31, 1999	**10,507,810**	**3,230**	**20,357**	**13,192**	**(348)**		**36,431**
Comprehensive income							
Net income for year	-	-	-	22,470	-	22,470	22,470
Foreign currency translation adjustment	-	-	-	-	(134)	(134)	(134)
Total comprehensive income						**22,336**	
Stock plans	-	-	842	-	-		842
Balance at December 31, 2000	**10,507,810**	**3,230**	**21,199**	**35,662**	**(482)**		**59,609**
Comprehensive income (loss)							
Net income (loss) for year	-	-	-	(8,734)	-	(8,734)	(8,734)
Foreign currency translation adjustment	-	-	-	-	23	23	23
Total comprehensive income (loss)						**(8,711)**	
Stock plans	-	-	748	-	-		748
Balance at December 31, 2001	**10,507,810**	**3,230**	**21,947**	**26,928**	**(459)**		**51,646**
Comprehensive income (loss)							
Net income (loss) for year	-	-	-	(2,442)	-	(2,442)	(2,442)
Foreign currency translation adjustment	-	-	-	-	319	319	319
Total comprehensive income (loss)						**(2,123)**	
Stock plans	-	-	370	-	-		370
Balance at December 31, 2002	**10,507,810**	**3,230**	**22,317**	**24,486**	**(140)**		**49,893**

Consolidated Statements of Cash Flows

(in thousands of €)

	Years ended December 31,		
	2002	**2001**	**2000**
Cash flows from operating activities			
Net income (loss)	**(2,442)**	(8,734)	22,470
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Amortization of leased assets	**-**	22	32
Depreciation	**830**	916	969
Provision for doubtful debts	**19**	105	93
Loss on disposal of fixed assets	**-**	37	43
Deferred tax expense (benefit)	**(49)**	(3,655)	290
Amortization of goodwill	**-**	255	255
Stock-based compensation expense	**370**	748	842
Changes in assets and liabilities:			
Decrease (increase) in trade accounts receivable	**(4,178)**	25,624	(11,594)
Decrease (increase) in inventories	**5,218**	650	(9,966)
Decrease (increase) in prepaid expenses and other current assets	**2,549**	(119)	(1,840)
Decrease (increase) in other assets	**(114)**	28	(248)
(Decrease) increase in trade accounts payable	**(785)**	(8,334)	4,498
(Decrease) increase in accrued expenses	**(955)**	(971)	1,728
(Decrease) increase in income taxes payable	**(1,097)**	(2,306)	2,863
(Decrease) increase in other current liabilities	**1,830**	(1,147)	472
(Decrease) increase in provision for warranty services	**151**	(992)	820
Net cash provided by operating activities	**1,347**	2,127	11,727
Cash flows from investing activities			
Additions to property and equipment	**(1,983)**	(3,622)	(2,340)
Net cash used in investing activities	**(1,983)**	(3,622)	(2,340)
Cash flows from financing activities			
Repayment of borrowings	**(470)**	(264)	(236)
Proceeds from borrowings	**6,400**	-	-
Capital lease payments	**(5)**	(5)	(9)
Net cash provided by (used in) financing activities	**5,925**	(269)	(245)
Increase (decrease) in cash and cash equivalents	**5,289**	(1,764)	9,142
Impact of exchange rate movements on cash	**(61)**	16	(77)
Cash and cash equivalents at beginning of period	**20,652**	22,400	13,335
Cash and cash equivalents at end of period	**25,880**	20,652	22,400
Supplemental disclosure			
Cash paid during period for interest	**378**	60	73
Income taxes paid	**1,734**	2,935	9,491

Notes to the Consolidated Financial Statements

(in thousands of €)

December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies

a Basis of Presentation

The accompanying consolidated financial statements present the results of operations, financial position and cash flows of ICOS Vision Systems Corporation NV ("ICOS" or "the Company") and its subsidiaries (ICOS together with its subsidiaries, "the Group").

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. They reflect adjustments made for US reporting purposes which are not recorded in the Company's Belgian statutory accounts.

b Description of Business

ICOS was incorporated in Belgium in 1989. The Company was incorporated to act primarily as a holding company through which management and certain investors purchased a controlling interest in ICOS Vision Systems NV ("IVS"). IVS was incorporated in 1982 to design, develop, manufacture, market, sell and support machine vision and inspection systems for industrial applications. IVS has two branch offices located in Singapore and Hong Kong. In addition, IVS owns 100% of the common issued shares of its two operating subsidiaries, ICOS Vision Systems, Inc. ("INC"), located in Santa Clara, United States of America, and ICOS Vision Systems, Ltd. ("LTD"), located in Yokohama, Japan. The subsidiaries and the branches provide sales and support services in their regional markets.

On July 23, 1998, ICOS acquired 100% ownership of ICOS Vision Systems GmbH (formerly Qtec Industrie-Automation GmbH) ("GMBH"), located in Oberhaching, Germany. This subsidiary operates primarily as a R&D center for the Group and provides sales and support services for the non-semiconductor applications.



On December 27, 2002, the Company incorporated a new subsidiary ICOS Vision Systems Limited ("ICOS HK"), in Hong Kong. Effective January 1, 2003, the operations of IVS's branch office in Hong Kong, were transferred to this newly incorporated subsidiary.

c Principles of Consolidation

At December 31, 2002, the Company owns substantially all of the outstanding shares of IVS (99.9%), GMBH (100%) and ICOS HK (100%). Accordingly, the consolidated financial statements include the accounts of ICOS, GMBH and the consolidated accounts of IVS, including its two wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.



(in thousands of €)

d Foreign Currencies

Functional Currency

The Group's major operations are located in Belgium. Revenues are denominated in several currencies, whereas the majority of the expenses are incurred in Euro. During the year 2001, all entities of the Group within Europe changed their functional currency to Euro following the introduction of the Euro currency within the participating countries of the European Community. Accordingly, the functional currency of ICOS, IVS and GMBH is Euro.
The functional currencies of the IVS subsidiaries are the United States Dollar ($ or U.S. dollar) for INC and the Japanese Yen for LTD.

Until the quarter ended September 30, 2002, the Company presented its financial statements in U.S. Dollar. As a result of now reporting in Euro, the Company has restated the prior periods with the Euro as reporting currency.

Foreign Currency Translation

The income statements and balance sheets of INC, LTD and both branch offices are translated into Euro using the current rate method. Under the current rate method, the assets and liabilities of these entities are translated at exchange rates in effect at the end of the period, and revenues and expenses are translated at the average exchange rate during the period. All cumulative translation gains or losses are included in accumulated other comprehensive income.

Movements on the consolidated cash flow statements are translated into Euro at average exchange rates during the periods and, accordingly, may not correspond exactly with related movements on the balance sheets.

Foreign Currency Transactions

Exchange gains and losses arising from transactions denominated in foreign currencies are included in the accompanying consolidated statements of income (loss).

e Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Group uses estimates in its normal course of business to evaluate warranty, excess and obsolete inventory, deferred tax assets and other provisions. Actual results could differ from those estimates.

(1) Summary of Significant Accounting Policies (continued)

f Revenue Recognition

The Group recognizes revenues from the sale of its vision and inspection systems and of spare parts upon delivery for OEM products and installation for inspection machines, provided that no significant obligation remains and the collection of the related trade account receivable is reasonably assured. The Group has no significant contractual post-shipment support obligations to its customers, except for certain warranty obligations discussed in Note 1(p).

g Derivative Financial Instruments and Hedging Activities

On January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS No. 133*. SFAS Nos. 133 and 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. There was no effect on the Company's financial statements on adoption of these statements.

As at and for the years ended December 31, 2002 and 2001, the Group did not enter into any forward exchange contracts, nor any derivative instruments.

The carrying amounts of cash and cash equivalents, trade accounts receivable, other current assets, trade accounts payable and accruals meeting the definition of financial instruments, approximate their fair values due to the short maturity of these items.

h Cash and Cash Equivalents

The Group considers its term deposits and commercial paper, which have maturities of three months or less as of the date acquired by the Group, to be cash equivalents.

i Inventories

Inventories comprise materials, direct labor and manufacturing costs and an appropriate allocation of certain indirect overhead costs and are stated at the lower of cost (determined on a weighted average basis) or net realizable value. Management performs periodic reviews of inventory and provides for excess and obsolete inventory or disposes of such inventory as considered necessary.

j Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and to operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(in thousands of €)

k Other Assets

Other non current assets consist primarily of a license for handling technology, acquired in 2002 for a total amount of € 506, and deposits. The license is recorded at cost and will, as of 2003, be amortized over its useful live.

During 1999, IVS started the implementation of an expanded enterprise resource planning and management information system, SAP R/3, for a total investment of € 720. This cost is being amortized on a straight-line basis over a five-year period, representing the estimated useful life of the asset.

l Goodwill

Goodwill of € 2,044 was acquired with the acquisition of GMBH during 1998. It has been recorded at cost and was being amortized on a straight-line basis over an eight-year period, being the estimated useful life of the asset. Amortization expense amounted to € 256 for the years ended December 31, 2001 and 2000.

The Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that the intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*.

For comparison purposes, supplemental net earnings and earnings per share for the years ended December 31, 2001 and 2000, excluding goodwill amortization of € 256 for each year respectively, are provided as follows:

	2001	2000
Net income (loss), excluding goodwill amortization	(8,478)	22,726
Basic and diluted earnings (loss) per share, excluding goodwill amortization	(0.81)	2.16

The Group periodically evaluates goodwill to assess recoverability; any impairment would be recognized in operating results if the estimated future cash flows from the related operations were less than the carrying amount of the assets. The Group believes that no material impairment of goodwill exists at December 31, 2002.

(1) Summary of Significant Accounting Policies (continued)

m Property and Equipment

The Group records property and equipment at cost and then provides for depreciation using the straight-line method over the estimated useful lives of the assets as follows:

	Estimated Useful Life
Machinery and equipment	5 years
Vehicles	4 years
Computer equipment	5 years
Furniture	7 years
Leasehold improvements	5 years
Building	40 years

When property and equipment is retired or sold, its cost and the related accumulated depreciation are written off and the resulting gain or loss is included in income.

Property and equipment under capital leases was stated at the present value of the minimum lease payments, and was amortized using the straight-line basis over the shorter of the lease term or estimated useful life of the asset.

n Impairment of Long-Lived Assets

SFAS No. 144 provides a single accounting model for impairment of long-lived assets and assets to be disposed of. The Company adopted SFAS No 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company's financial statements.

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, *Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.*



(in thousands of €)

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

o Deferred revenue

Deferred revenue relates to sales in the ordinary course of business of the Group's products, the installation of which was incomplete at that date.

p Warranties

The Group provides warranty coverage on its products from the date of shipment. The warranty period is generally twelve months. Management has estimated the cost of warranty coverage to be approximately 2% of revenues derived from sales of end user products. This estimation is subject to review and may be changed when deemed appropriate by management. Estimated costs related to the warranty are accrued in the period of revenue recognition. Warranty expense is included in selling, general and administrative expenses.

q Research and Development

The Group invests in research and development to enhance existing products and to develop new products to meet new market opportunities. The Group expenses research and development costs as incurred. The Group has carefully evaluated the technological feasibility of its products during the development stage in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed.*

The Group sells products in a market that is subject to rapid technological change, new product development and changing customer needs. Accordingly, the Group has concluded that it cannot determine technological feasibility until the development stage of the product is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short and, consequently, the amounts that could be capitalized are not material to the Group's financial position or results of operations.

The Regional Government of Flanders and the European Community provide non-refundable financial support for certain research and development projects, which is used to offset gross research and development expenses. This financial support is recorded when cash is received and the expenses have been incurred. The Group incurred research and development expenses as follows:

	Years ended December 31,		
	2002	**2001**	**2000**
Research and development expense, net of government funding	**6,664**	7,916	8,256
Government funding	**339**	320	53
Total research and development	**7,003**	8,236	8,309

(in thousands of €)

(1) Summary of Significant Accounting Policies (continued)

r Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

s Stock Purchase Plan

The Company continued to recognize compensation costs using the intrinsic value based method described in APB No. 25, *Accounting for Stock Issued to Employees*. SFAS No. 123 permits the continued use of the intrinsic value based method, but requires additional disclosures, including pro forma calculations of net income and earnings per share, as if the fair value method of accounting prescribed by SFAS No. 123 had been applied in respect of the Employee Stock Plans in 2002, 2001 and 2000.

Had the Company determined compensation cost based on the fair value at the grant date for the Employee Stock Plans under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below.

		2002	2001	2000
Net income (loss)	As reported	**(2,442)**	(8,734)	22,470
	Pro forma	**(2,528)**	(8,821)	22,460
Basic and diluted	As reported	**(0.23)**	(0.83)	2.14
earnings per share	Pro forma	**(0.24)**	(0.84)	2.14

The per share weighted-average fair value of stock purchase rights granted during 2002, 2001 and 2000, was € 7.04, € 3.53 and € 13.52, respectively, on the date of grant using the Black Scholes option-pricing model based on the following weighted-average assumptions.

	2002	2001	2000
Expected dividend yield	**-**	-	-
Expected volatility factor	**50%**	50%	60%
Risk free interest rate	**3.95%**	3.35%	4.7%
Expected life in months	**-**	5	17

(in thousands of €)

t New Accounting Pronouncements

SFAS No. 143, *Accounting for Asset Retirement Obligations,* was issued in June 2001. The Company is required to adopt SFAS No. 143 on January 1, 2003. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company does not expect SFAS No. 143 to have a material impact on its consolidated financial position and results of operations.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

u Risks and Uncertainties

Nature of operations

The Company is active in a rapidly changing market and depends on the cyclical demand of the semiconductor and electronic assembly industries which may effect its financial condition and results of operation. Furthermore, the market for the Company's products is characterized by rapidly changing technology. The Company's future success will depend upon its ability to enhance its existing products and to develop and introduce new products to meet customer requirements and address technological developments.

(1) Summary of Significant Accounting Policies (continued)

u Risk and Uncertainties (continued)

Customer Concentration

The Company markets and sells its products to a broad base of customers including original equipment manufacturers (OEMs), and component manufacturers. The Company anticipates that a significant portion of its revenues will continue to be derived from a relatively small number of customers (Note 14). A loss of, or reduction or delay in, orders from these or other significant customers, including reductions or delays due to market, economic or competitive conditions in the semiconductor or electronic assembly industries, could have a material adverse effect on the Company's business, financial condition and results of operations.

International Operations

The Company's business is conducted world-wide, primarily in Europe, Japan, Rest of Asia and the United States. As a result, the Company's revenues and profits are, to a very high degree, subject to the general economic conditions in such areas. There can be no assurance that a change in the economic conditions within one or more of these areas will not have a material adverse effect on the Company's business, financial condition and results of operations. Further, the Company's business may be adversely affected by risks inherent in international operations, including fluctuations in currency exchange rates, transportation delays or interruptions from international suppliers, various regulatory requirements, political and economic changes, greater difficulties in trade accounts receivable collection, and possibly adverse tax consequences.

In 2002, we recorded € 2.0 million of foreign currency exchange losses compared to € 0.7 million of foreign currency exchange gains in 2001, primarily attributable to the depreciation of the U.S. dollar versus the Euro.

Inventories

The Company maintains a level of inventory of which some portion is in excess of the Company's current requirements based on the recent level of sales. Management is closely monitoring the inventory levels, taking into consideration the industry market conditions, and believes no additional loss will be incurred on its disposition over the amounts provided for in 2002 (Note 11). No estimate can be made of a range of amounts of loss that are reasonably possible should the market conditions in the semiconductor or electronic assembly industries not improve within a reasonable period of time.

Concentration of Credit Risks

The Company sells products to customers located throughout the world. The Company in many cases does not require collateral. The Company maintains credit procedures to evaluate the credit worthiness of prospective customers and monitors closely the collection of accounts receivable. Issues regarding customer accounts are immediately brought to the attention of management for resolution.

(in thousands of €)

(2) Inventories

Inventories consisted of the following:

	December 31, 2002	December 31, 2001
Raw materials	**7,656**	10,271
Work-in-progress	**5,189**	8,710
Finished goods	**3,230**	4,002
	16,075	22,983
Less allowance for inventory write-down (Note 11)	**(4,387)**	(5,988)
Net inventories	**11,688**	16,995

(3) Net Property and Equipment

Property and equipment consisted of the following:

	December 31, 2002	December 31, 2001
Land	**615**	615
Buildings	**9,127**	7,316
Machinery and equipment	**1,660**	1,652
Computers, vehicles and furniture	**3,769**	3,713
Assets under lease	**1,155**	1,155
	16,326	14,451
Less accumulated depreciation and amortization	**(6,741)**	(6,147)
Net property and equipment	**9,585**	8,304

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was € 830, € 916 and € 969, respectively.

(in thousands of €)

(4) Other Assets

Other assets consisted of the following:

	Investment COVAN	*Licenses and patents*	*SAP information system*	*Deposits and rights*	*Total*
Balance at December 31, 2001	372	-	256	310	938
Additions	-	506	-	9	515
Less amortization or impairment	(372)	-	(144)	(51)	(567)
Balance at December 31, 2002	**-**	**506**	**112**	**268**	**886**

At December 31, 2001, the Company held an investment of € 372 in COVAN, representing 16.67% of the equity of COVAN. The Company accounted for its investment in COVAN using the cost method. Following the bankruptcy of COVAN in June 2002, the Company wrote-off its entire investment in COVAN.

(in thousands of €)

(5) Income Taxes

Income tax expense (benefit) consisted of the following:

	December 31,		
	2002	**2001**	**2000**
Current			
Belgium	**(14)**	-	10,291
Rest of the world	**682**	446	2,184
	668	446	12,475
Deferred			
Belgium	**(48)**	(3,883)	317
Rest of the world	**-**	144	-
	(48)	(3,739)	317
	620	(3,293)	12,792

Income (loss) before taxes was derived from the following sources:

	December 31,		
	2002	**2001**	**2000**
Belgium	**(4,721)**	(11,973)	23,117
Rest of the world	**2,899**	(54)	12,145
	(1,822)	(12,027)	35,262

The actual income tax expense (benefit) for the years ended December 31, 2002, 2001 and 2000 differs from the "expected" tax computed by applying the Belgian corporate income tax rate of 40.17% to income before taxes as follows:

	December 31,		
	2002	**2001**	**2000**
Computed "expected" tax expense (benefit)	**(732)**	(4,831)	14,165
Deductions related to changes in Belgium Corporate Tax rate to 33.99% as of fiscal year 2003	**688**	-	-
Investment deductions	**(301)**	(126)	(138)
Tax on undistributed earnings	**(28)**	(191)	354
Increase (decrease) in valuation allowance	**172**	1,066	(859)
Non-deductible amortization of goodwill	**-**	103	103
Non-deductible stock-based compensation expense	**149**	300	338
Differences in foreign tax rates	**449**	218	(1,487)
Other	**223**	168	316
Income tax expense (benefit)	**620**	(3,293)	12,792

As of the Fiscal Year 2003, Belgian Corporate Tax rate will be reduced to 33.99% from 40.17%. As a result of the enactment of this new Corporate Tax rate on December 31, 2002, the deferred tax assets and liabilities of the Company have been reduced accordingly.

(in thousands of €)

(5) Income Taxes (continued)

Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by current tax laws and regulations. The tax effects of the temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	December 31,	
	2002	2001
Deferred tax assets		
Intra-Group profit in inventory	**101**	237
Operating tax loss carryforwards	**5,639**	5,155
Intangible assets	**582**	650
Initial public offering costs	**-**	179
Other	**39**	181
Total gross deferred tax assets	**6,361**	6,402
Less valuation allowance	**(1,605)**	(1,433)
Total net deferred tax assets	**4,756**	4,969
Deferred tax liabilities		
Inventory cost adjustments	**(132)**	(371)
Accelerated tax depreciation of property and equipment	**(985)**	(902)
Deferred undistributed earnings of subsidiaries	**(287)**	(368)
Other	**(41)**	(65)
	(1,445)	(1,706)
Net deferred tax assets	**3,311**	3,263

The Company principally classifies intra-Group profit in inventory and inventory cost adjustments as a current deferred tax asset (liability). The remaining temporary differences are classified as noncurrent.

The Group considers that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets, except in respect of the foreign subsidiaries where there is doubt about the exact timing of return to profitability and, therefore, the realization of the foreign subsidiaries net operating loss carryforwards and other deferred tax assets is uncertain.

The valuation allowance for net deferred tax assets increased by € 172 and € 1,066 during the years 2002 and 2001, respectively. The Group has available net operating loss carryforwards, totaling approximately € 16.1 million, of which € 12.0 million may be carried forward indefinitely. The remainder of € 4.1 million will expire in the years through 2022.



(in thousands of €)

(6) Credit Facilities

The Group is able to draw down funds from lines of credit available from the Fortis Bank and Dexia Bank in Belgium. The total borrowing capacity of these facilities at December 31, 2002 and 2001 amounted to € 5,756 and € 12,256, respectively. The interest rates applicable to the Fortis Bank and Dexia Bank credit lines in Belgium are the market rates. Revisions to the interest rates are based on market fluctuations.

As of December 31, 2002 and 2001, the Company had zero outstanding under the line of credit facilities and other short-term borrowings.

The weighted average cost of short-term debt, including the current portion of long-term debt, at December 31, 2002 and 2001 approximated 6.99% and 7.45%, respectively.

(7) Leases

The Company has several non-cancelable operating leases, primarily for motor vehicles and office premises, which expire over the next three to five years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) amounted to € 733, € 744 and € 641 for the years ended December 31, 2002, 2001 and 2000, respectively.

Future minimum lease payments under non-cancelable operating leases (with initial remaining lease terms in excess of one year) as of December 31, 2002 are:

	Operating Leases
Year ending December 31,	
2003	651
2004	518
2005	471
2006	427
2007	373
Total minimum lease payments	2,440

(in thousands of €)

(8) Long-Term Debt

Long-term debt consisted of the following obligations:

	December 31,	
	2002	2001
Construction loan due December 2005		
With interest at 7.50% (1)	111	149
Loan from bank due December 2005		
With interest at 7.25% (2)	126	169
Construction loan from bank due February 2006		
With interest at 7.60% (3)	149	186
Construction loan from bank due March 2012		
With interest at 6.30% (4)	1,889	-
Construction loan from bank due March 2012		
With interest at 6.30% (5)	4,157	-
Total	6,432	504
Less current portion	(614)	(117)
Long-term debt, excluding current portion	5,818	387

(1) This construction loan for the previous premises of the Company is held with Dexia Bank. Interest is payable quarterly on the principal outstanding. Principal of € 37 is repayable annually with a final repayment in December 2005 of € 37.

(2) The loan from Fortis bank, due December 2005 was obtained to finance the acquisition of new land. Interest is payable quarterly. Principal of € 42 is repayable annually.

(3) The loan repayable in February 2006 is held with the Fortis Bank. The loan was taken out to finance the construction of buildings of the previous premises of the Company. Interest is payable quarterly. The principal is repayable in annual installments of € 37.

(4) On February 26, 2002, the Company obtained a new loan of € 2.0 million from Dexia Bank, repayable in March 2012. This loan was taken out to finance the construction of the newly occupied premises of the Company. Interest is payable quarterly. The total quarterly installments, including interest, amount to € 68.

(5) On February 26, 2002, the Company obtained another new loan of € 4.4 million from Dexia Bank, also repayable in March 2012. This loan was taken out to finance the construction of the newly occupied premises of the Company. Interest is payable quarterly. The total quarterly installments, including interest, amount to € 149.



(in thousands of €)

The estimated fair value of long-term debt is approximately € 6,940 and € 518 at December 31, 2002 and 2001, respectively. The estimated fair value of debt is based on borrowing rates currently available with similar terms and average maturities.

The aggregate maturities of long-term debt (excluding obligations under capital leases) for the year ending December 31, 2003 and each of the subsequent years ending December 31, are as follows:

2003	614
2004	647
2005	681
2006	638
2007	640
2008 and thereafter	3,212
Total	**6,432**

(9) Stockholders' Equity

Common shares have no par value. Each share has one voting right attached to it, and there is only one class of common shares. Under Belgian law, the capital structure of the Company, including the number of shares authorized and outstanding, is adopted in the Company's Articles of Association and may be changed by the shareholders. Until July 7, 2007, the Board is permitted to increase the capital of the Company by a maximum of € 3,660 without obtaining the consent of the shareholders.

Common shares

For the three years ended December 31, 2002, 2001 and 2000, the number of common shares outstanding has not changed from 10,507,810.

At December 31, 2002 and 2001, management owned approximately 15.6% and 28.8%, respectively, of the outstanding common shares of ICOS. In addition, non-management directors owned approximately 18.0% and 4.3% of the outstanding common shares of ICOS at December 31, 2002 and 2001, respectively. Private and institutional investors own the remainder of the shares.

Legal reserves

Included in the retained earnings are legal reserves of € 1,079 at December 31, 2002. Under Belgian Law, such reserves are not available for distribution to shareholders.

(in thousands of €)

(10) Employee Stock Plans

(a) New Personnel Stock Option Plan

On November 15, 2002, the Board of Directors decided to set up a Personnel Stock Option Plan in the context of which a maximum of 250,000 new shares may be issued.

The Personnel Stock Options are securities that are not as such regulated in the Belgian Company Code. They consist of a right to subscribe for a share, such right having all characteristics of a warrant, it being understood, however, that the Company upon the exercise of a Personnel Stock Option may sell one existing share of the Company. Each Personnel Stock Option entitles the holder thereof to one share, it being understood that the obligation of the Company to proceed to the issue of a new share upon the exercise of a Personnel Stock Option, lapses if, and as of the moment that, the Company within a certain period of time as of notification of the exercise, has proceeded, or has allowed a third party to proceed, to the sale of one existing share of the Company in consideration for the exercise price. Upon the exercise of a Personnel Stock Option, one existing share will be delivered (rather than a new share issued) to the relevant holder of the Personnel Stock Options if, and to the extent that:

(i) the Company at the end of the relevant exercise period, holds own shares; and (ii) the Company believes that it may validly transfer such shares to the holder of the Personnel Stock Options that have been exercised; and (iii) the Company has purchased the own shares that would be sold to the holder of the Personnel Stock Options that have been exercised, at a price that is lower than the exercise price of the Personnel Stock Options.

The offer of an aggregate of 245,300 Personnel Stock Options has been accepted by the beneficiaries. Out of such 245,300 Personnel Stock Options, 25% are exercisable under certain conditions from January 1, 2004 until December 5, 2009, 25 % are exercisable under certain conditions from January 1, 2005 until December 5, 2009, 25% are exercisable under certain conditions from January 1, 2006 until December 5, 2009, and 25% are exercisable under certain conditions from January 1, 2007 until December 5, 2009.

The exercise price of the Personnel Stock Options amounts to U.S. dollar 5.50.

(b) 1997 Employee Stock Purchase Plan

In April 1997, the Company had established a 1997 Employee Stock Purchase Plan (the "1997 Plan"). In connection with this Plan, in April and May 1997, the Company sold to N.V. Fortis Private Equity ("FPE"), 773,764 shares of common stock at a price of € 1.2 per share under an arrangement whereby FPE was holding these shares for resale to employees of the Company. Concurrently with the sale, FPE granted the right to purchase the 773,764 shares to a committee of senior management of the Company (the "Committee") exercisable on or before May 31, 2002.



(in thousands of €)

A summary of the Plan transactions during the three years ended December 31, 2002 follows:

	2002		2001		2000	
	Number of shares	**Weighted average exercise price**	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	**136,983**	**1.59**	135,302	1.37	247,965	1.32
Granted	**7,427**	**1.76**	141,209	1.73	36,990	1.58
Exercised	**(137,231)**	**1.61**	(113,646)	1.55	(94,985)	1.32
Forfeited	**(7,179)**	**1.44**	(25,882)	1.37	(54,668)	1.35
Outstanding at end of year	-	-	136,983	1.59	135,302	1.37
Available for grant at year-end	-		248		115,575	

All rights were exercised in the year they became exercisable. Employees who exercised their rights must hold the shares for a period of two years, following which they may be sold without restriction.

Compensation expense was recorded on these rights in 2002, 2001 and 2000, for amounts of € 370, € 748 and € 842, respectively.

(11) Material losses resulting from the write-down of inventory

Due to changing market conditions in the semiconductor and electronic assembly industry, in 2001 management conducted a thorough review of the inventory in all of its product lines. As a result, a provision for inventory losses of € 6.0 million was charged against cost of goods sold in 2001 to write down inventory to its net realizable value. This was based on the Company's best estimates of product sales and customers demand patterns and its plans to transition its products. It is at least reasonably possible that the estimates used by the Company to determine its provision for inventory write-down could be materially different from the actual amounts or results.

(12) Restructuring charge

In June and November 2001, the Company implemented cost-realignment programs to organize the Company for the current sales levels in reducing the fixed cost structure of the Group. In total, the Company recorded € 616 of costs associated with its restructuring plans in the year 2001, primarily for employee severance. This charge was included in "Selling, general and administrative expenses".

(13) Segment Disclosures and Related Information

The Company has adopted the disclosure requirements of SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information.* The Group operates in the machine vision industry. This involves the development, manufacture, sale and support of machine vision and inspection systems for the semiconductor and electronic assembly industries. The Company has three product lines that are vertically integrated: the vision board is integrated within the system level product line and the latter is integrated within the inspection machine line. As these product lines are inter-related and integrated from an R&D, selling and production standpoint, the operating profitability of the Company is monitored on an integrated basis. Therefore, management considers that based on these aggregation criteria, only one operating segment is applicable.

Disclosure of Geographic Information:

Revenues by Destination	**Years ended December 31,**		
	2002	2001	2000
Germany	**5,035**	5,571	22,405
Belgium	**10**	321	1,591
Other European Countries	**2,865**	3,859	9,934
United States	**1,537**	1,980	6,261
Japan	**5,958**	5,664	20,231
Taiwan	**6,537**	1,709	19,479
SMT (Singapore, Malaysia & Thailand)	**2,473**	3,491	14,763
Other Foreign Countries	**6,135**	3,868	11,597
Total	**30,550**	26,463	106,261

Long-lived Assets	**December 31,**		
	2002	2001	2000
Belgium	**9,088**	7,692	4,829
Other Countries	**497**	612	725
Total	**9,585**	8,304	5,554



(14) Significant Customers

The Company had three significant customers who accounted for approximately 15%, 11% and 11%, respectively, of revenues during the year ended December 31, 2002. The Company had two significant customers who accounted for approximately 14% and 10%, respectively, of revenues during the year ended December 31, 2001. During the year ended December 31, 2000, the Company had three significant customers who generated more than 10% of the Company's revenues, accounting for approximately 15%, 15% and 11% of revenues, respectively.

(15) Commitments and Contingencies

SCANNER litigation

In July 2000, SCANNER Technologies Corporation in the United States of America served the Company with a summons and complaint. The complaint alleges infringement by the Company of recently issued patents. The Company believes that its technology and products do not infringe any of these patents and is vigorously defending against these claims. The discovery stage of the hearing has been completed, where the Court has ruled on a claim construction, which the Company considers to be favorable. SCANNER has opposed this ruling. The Company has recorded provisions in respect of related legal expenses amounting to approximately, € 0.5 million and € 1.0 million at December 31, 2002 and 2001, respectively.





Summary version of Statutory Accounts according to Belgian GAAP

The following pages are extracts of the statutory annual accounts of ICOS Vision Systems Corporation NV for the years ended December 31, 2002 and 2001, prepared under accounting principles generally applied in Belgium. The management report of the Board of Directors addressed to the Annual General Meeting of Shareholders, the statutory annual accounts of ICOS Vision Systems Corporation NV, as well as the statutory Auditors' Report, will be filed with the National Bank of Belgium within the statutory periods.

The statutory Auditors' Report is unqualified and certifies that the non-consolidated statutory annual accounts of ICOS Vision Systems Corporation NV for the year ended December 31, 2002 give a true and fair view of the financial position and results of the company in accordance with all legal and regulatory dispositions.



Summary version of Statutory Accounts according to Belgian GAAP

(In thousands of €)

		Dec. 31, 2002	Dec. 31, 2001
Assets			
I.	Formation expenses	**0**	446
III.	Tangible assets	**615**	615
IV.	Financial assets	**14,814**	15,186
VII.	Amounts receivable within one year	**65**	1,448
VIII.	Investments	**19,000**	16,500
IX.	Cash at bank and in hand	**573**	1,477
X.	Deferred charges and accrued income	**11**	2
		35,078	35,674
Liabilities			
I.	Capital	**3,660**	3,660
II.	Share premium account	**21,656**	21,656
IV.	Reserves	**366**	366
V.	Profit carried forward	**8,914**	9,463
		34,596	35,145
VIII.	Amounts payable after more than one year	**84**	126
IX.	Amounts payable within one year	**330**	206
X.	Accrued charges and deferred income	**68**	197
		35,078	35,674

Summary version of Statutory Accounts according to Belgian GAAP

(In thousands of €)

	2002	2001
I. Operating income		
A. Turnover	**1,997**	3,082
D. Other operating income	**114**	14
Total operating income	**2,111**	**3,096**
II. Operating charges		
B. Services and other goods	**1,227**	2,107
C. Remuneration, social security costs and pensions	**1,032**	1,294
D. Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets.	**446**	462
G. Other operating charges	**1**	0
Total operating charges	**2,706**	**3,863**
III. Operating result	**(595)**	(767)
IV. Financial income	**623**	785
V. Financial charges	**(205)**	(37)
VI. Loss on ordinary activities before taxes	**(177)**	(19)
VIII. Extraordinary charges	**(372)**	0
IX. Loss for the period before taxes	**(549)**	(19)
X. Taxes	**(0)**	(6)
XI. Loss for the period	**(549)**	(25)
XIII. Loss for the period available for appropriation	**(549)**	(25)

	2002	2001
Result Appropriation		
A. Profit to be appropriated	**8,914**	9,463
1. Loss for the period available for appropriation	**(549)**	(25)
2. Profit brought forward	**9,463**	9,488
D. Result to be carried forward	**8,914**	9,463

Shareholder information

Corporate Headquarters

ICOS Vision Systems Corporation NV
Research Park Haasrode, Zone 1
Esperantolaan 8
3001 Heverlee, Belgium

Stock Exchange Listing

The Company's Common Stock is traded on the Nasdaq National Market and on Nasdaq Europe, under the symbol 'IVIS'

Additional Information

Copies of the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, will be available on request by contacting:

Investor Relations
ICOS Vision Systems Corporation NV
Belgium
www.icos.be

Financial Information
ICOS Vision Systems Corporation NV
Mr. Dominique Vercammen
Finance Manager
Belgium

A Dutch copy of this annual report is also available on request.

Transfer Agent

Information concerning lost stock certificates, change of address, account status, or other questions regarding your stock in ICOS Vision Systems Corporation NV should be directed to the Company's transfer agent:

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660, USA
www.melloninvestor.com

Independent Auditor

Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren, represented by Mr. Jos Briers, Brussels, Belgium

Legal Counsels

Brown Rudnick Berlack Israels LLP
Boston, MA, USA

Eubelius
Brussels, Belgium

Annual General Meeting

The Annual General Meeting of Shareholders of ICOS Vision Systems Corporation NV will be held:
Tuesday May 13, 2003 at 11:00 am
Esperantolaan 8, 3001 Heverlee, Belgium

Extraordinary General Meeting of Shareholders

An Extraordinary General Meeting of Shareholders of ICOS Vision Systems Corporation NV will be held, immediately following the Annual General Meeting mentioned above. Amongst others, the Board of Directors will ask from the Meeting the authorization for a period of 18 months, to buy back up to a maximum of 1,000,000 own shares at a price between € 0.01 and € 10.

Stock Price Information

The following table shows the reported quarterly high and low sales prices per share in U.S. dollar of the Company's common stock for the period of January 1, 2001, until December 31, 2002 as reported by the Nasdaq and Nasdaq Europe stock markets.

	Nasdaq		Nasdaq Europe	
Fiscal year ended December 31, 2002	**Highest**	**Lowest**	**Highest**	**Lowest**
Quarter1 -2002	$ 8.62	$ 6.60	$ 8.70	$ 6.80
Quarter2 -2002	$ 8.50	$ 6.33	$ 8.40	$ 6.70
Quarter3 -2002	$ 7.50	$ 3.80	$ 6.95	$ 4.45
Quarter4 -2002	$ 6.75	$ 1.85	$ 6.00	$ 4.50
Fiscal year ended December 31, 2001	**Highest**	**Lowest**	**Highest**	**Lowest**
Quarter1 -2001	$ 21.44	$ 9.56	$ 21.25	$ 10.00
Quarter2 -2001	$ 14.75	$ 7.26	$ 14.70	$ 7.40
Quarter3 -2001	$ 10.75	$ 5.93	$ 10.90	$ 5.90
Quarter4 -2001	$ 8.05	$ 4.24	$ 7.80	$ 3.50

Special note regarding forward-looking statements

Certain statements in this annual report, including those contained in the letter to Shareholders, constitute forward looking statements, including statements about the Company's plans, objectives, expectations and intentions. The cautionary statement made in this note should be read as being applicable to all related forward-looking statements wherever they appear in this report. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the company's dependence on the cyclical semiconductor and electronic assembly industries, possible quarterly fluctuations in operating results, risk associated with development of new products, rapid technological change, the early stage of market develoment of certain applications of the Company's products, the Company's reliance on OEM Customers and the lengthy sales cycles of those customers, dependence on limited sources of supply for certain components, dependence upon outside contractors, customer concentration, proprietary technology and intellectual property risks, competition, risks associated with management of growth and possible future aquisitions, the ability of the Company to attract and retain key personnel, risks associated with multinational operations and currency exchange rate fluctuations, and other factors set forth from time to time in the Company's filings with the U.S. Securities and Exchange Commission.




ICOS Offices Europe

ICOS Vision Systems Corporation NV
Holding Company

ICOS Vision Systems NV
Headquarters
Research Park Haasrode
Esperantolaan 8
3001 Heverlee, Belgium
Tel. (+32) 16 39 82 20
Fax (+32) 16 40 00 67

ICOS Vision Systems GmbH
Bajuwarenring 21
82041 Oberhaching/Munich,
Germany
Tel. (+49) 89 613 75 90
Fax (+49) 89 625 28 25

Distributors Europe
- AK Elektronic Europe, Germany
- PTS Ltd., UK
- Technology Marketing AB, Sweden

ICOS Offices US

ICOS Vision Systems Inc.
2000 Wyatt Drive - Suite 13
Santa Clara CA 95054, USA
Tel. (+1) 408 567 95 11
Fax (+1) 408 567 95 12

Distributors US
- RMR Electronics,MA
- Semiquip Inc., AZ
- Peak technology, CA

ICOS Offices Asia

ICOS Vision Systems Ltd.
13F, Yokohama Nishiguchi, KN Bldg.
2-8-4 Kitasaiwai
Nishi-Ku, Yokohama, 220-0004
Japan
Tel. (+81) 45 316 01 23
Fax (+81) 45 316 01 43

ICOS Vision Systems Limited
2F., Unit 205-280
Prosperity Center
77-81 Container, Port Road
Kwai Chung, N.T. Hong Kong
Tel. (+852) 2793 1339
Fax (+852) 2950 9157

ICOS Vision Systems N.V.
Singapore Branch Office
Tech Place II
Block 5002 # 02-12
Ang Mo Kio Avenue 5
Singapore 569871
Tel. (+65) 6484 54 10
Fax (+65) 6484 54 13

Distributors Asia
- Hauman Enterprises Co., Ltd., Taiwan
- Hauman International Trading Ltd., China
- Kestronics Thailand
- Kestronics Kuala Lumpur
- Kestronics Penang
- Kestronics Singapore/Indonesia
- Marubun Corporation (Japan)
- Kestronics Philippines
- SM Incorporated (Korea)
- Teltec Pacific (Hong Kong)


ICOS

www.icos.be

EXHIBIT 2

ICOS Vision Systems Corporation NV
Esperantolaan 8
3001 Heverlee

Annual Report of the Board of Directors of ICOS Vision Systems Corporation NV to the Annual General Meeting of 2003 regarding the financial year 2002.(1)

General.

We have the honor to report on the activities of our Company, ICOS Vision Systems Corporation NV (IVSC), during the financial year 2002, and pursuant to the applicable legislation and the Articles of Association, submit to your approval the annual accounts closed on December 31, 2002.

Results obtained during the financial year.

The financial year 2002 closed with a loss of EUR 548,911.94 as opposed to a loss of EUR 24,528.59 for the financial year 2001. The operating income of the financial year 2002 amounted to EUR 2,110,516.68. This is a decrease in comparison to the previous financial year when an operating income of EUR 3,096,363.55 was realized. This decrease was due to the lowered activities under the services agreement concluded with ICOS Vision Systems NV. The loss of the financial year 2002 is mainly due to the depreciation of the participation in COVAN Vision Systems NV as a result of the bankruptcy of this company. The balance sheet total per December 31, 2002 amounted to EUR 35,077,823.85, as opposed to a balance sheet total per December 31, 2001 of EUR 35,673,703.73.

Comments on the annual accounts and the developments.

At the end of the last financial year IVSC held all but one share of ICOS Vision Systems NV. The remaining share was held by Mr. Jos Verjans. IVSC also held all shares of ICOS Vision Systems GmbH (previously, Qtec Industrie-Automation GmbH). This situation did not change. ICOS Vision Systems GmbH is a company that serves as a research and development center within the group and that is an essential center of know-how regarding digital signal processing, optics and inspection algorithms. Besides this, it also develops and commercializes own products for certain industries, some of which are very promising.

Given the positive situation of the capital and reserves of both ICOS Vision Systems NV and ICOS Vision Systems GmbH, the Board of Directors is of the opinion that there is no reason for a depreciation of the participations held in ICOS Vision Systems GmbH and ICOS Vision Systems NV.

IVSC also held a participation in COVAN Vision systems NV for a total amount of EUR 372,187.34 which corresponded to a participation of 16.67%. In the course of December 2001, a bridge financing loan of EUR 181,000 was granted in order to meet urgent liquidity needs of COVAN. Notwithstanding this extra effort, COVAN was declared bankrupt on June 17, 2002.

(1) The English version is translated from the original Dutch version and is for information purposes only.

Also during the financial year 2002, the court procedure that has been pending since the year 2000 and that was instituted by SCANNER Technologies Corporation (an American vision company) against IVSC with respect to so-called patent infringements, lead to significant judicial expenses and attorney fees. IVSC believes that this case will have a positive outcome. Such expenses and fees do not affect the profits of IVSC in a negative way, since the whole of these costs are charged to its subsidiary ICOS Vision Systems NV that actually receives the profits of the products that are aimed at in the court procedure. IVSC only acts in this case as the defender of the patents and the products that are used by the whole group.

Continuity of the Company.
Pursuant to Article 96 of the Belgian Company Code, we can justify the valuation rules from a 'going concern' perspective. The profit and loss account of the last two financial years shows a loss of EUR 548,911.94 for the last financial year and a loss of EUR 24,528.59 for the preceding financial year. However, taking into account the reserves and the net assets built in the past, the Company does not face any structural problems and the valuation rules from a 'going concern' perspective are justified.

Conflict of interests.
At the meeting of the Board of Directors of November 15, 2002, the Board considered a matter that gave rise to a conflict of interests within the meaning of Article 523 of the Belgian Company Code with respect to the directors Gust Smeyers en Antoon De Proft. *The minutes of the meeting of the Board of Directors of November 15, 2002 are attached to this report and are an integrated part thereof.*

Use of the authorized capital.
1. Basic decision:
Pursuant to the authorized capital granted by the shareholders, the Board of Directors, at its meeting mentioned above of November 15, 2002, decided to issue 250,000 Personnel Stock Options, that each entitle the holder thereof to acquire one share of IVSC, by way of a stock option plan for the benefit of certain members of the personnel of IVSC and its subsidiaries, called the "ICOS Vision Systems Corporation NV 2002 Stock Option Plan".
At its meeting of November 15, 2002, the Board of Directors decided for this purpose to cancel the preferential subscription rights of the existing shareholders of the company for the benefit of the Selected Participants ("*Geselecteerde Deelnemers*", as defined in the minutes of the meeting of the Board of Directors of November 15, 2002) that are all connected with IVSC, ICOS Vision Systems NV, the German company ICOS Vision Systems GmbH, the American company ICOS Vision Systems Inc. and the Japanese company ICOS Vision Systems ltd. by way of a labor agreement (or an agreement under the law of a country other than Belgium that has the same essential characteristics).

2. Issue and exercise conditions of the Personnel Stock Options:

Each of the Personnel Stock Options entitles the holder thereof to subscribe for one new share of IVSC (provided that the duty of IVSC to issue a new share lapses in the event, and as of the time that, IVSC has sold or has caused a third party to sell an existing share of IVSC). On November 28, 2002, the Board of Directors in an explanatory note determined the circumstances in which IVSC upon the exercise of a Personnel Stock Option will transfer an existing share instead of issuing a new share. The Board of Directors decided that IVSC upon the exercise of a Personnel Stock Option will transfer existing shares to the relevant holder of Personnel Stock Options in the event, and to the extent:
1. it holds own shares at the end of the relevant exercise period; and
2. it is of the opinion that it may legally transfer these own shares to the holder of the Personnel Stock Options that have been exercised; and
3. it has bought the own shares that would be transferred to the holder of the Personnel Stock Options that have been exercised, at a price below the exercise price of the Personnel Stock Options.

The exercise price of the Personnel Stock Options is US dollar 5.5, i.e. the closing rate at the date of the offer of the Personnel Stock Options to the beneficiaries (December 3, 2002).

The other issue and exercise conditions of the Personnel Stock Options have been set out in the minutes of the Board of Directors of November 15, 2002 (see above).

3. Actual consequences of the issue:

In the event: (i) the maximum number of Personnel Stock Options that may be issued, would be subscribed for; (ii) the whole of these Personnel Stock Options would also be exercised; and (iii) there was no sale of existing shares either by the Company or a third party, the dilution of the existing shareholders resulting thereof (in terms of post-dilutive comparative shareholding, and thus pro rata the participation in the control over, and in the profit sharing of, the Company) is 2.32%. Since by now, it is clear that actually only 245,300 Personnel Stock Options have been subscribed for, this percentage amounts to 2.28%. These percentages logically do not take into account any subsequent issue by the Company of shares or other securities.

The issue of the Personnel Stock Options may also create a patrimonial shift of the shareholders to the holders of Personnel Stock Options upon the exercise of the Personnel Stock Options. This will be the case, in the event the value of the shares of the Company at the time of the issue of the shares upon exercise of the Personnel Stock Options exceeds the exercise price of the Personnel Stock Options. In the ordinary course of events, the Personnel Stock Options will only be exercised if the rate of the shares during the exercise period exceeds the exercise price. In this way, the holders of Personnel Stock Options make a profit upon the exercise of their Personnel Stock Options. This is, however, an inherent characteristic of the Personnel Stock Options that have been issued.

(1) The English version is translated from the original Dutch version and is for information purposes only.

In the event the Company upon the exercise of a Personnel Stock Option sells or causes a third party to sell one existing share of the Company within a certain period (as a result of which its duty to issue a new share that arises upon the exercise of a Personnel Stock Option, lapses), there will be no dilution by lack of issue of a new share.

Distribution of profits.
The loss to be treated for the financial year amounts to EUR 548,911.94. After carrying forward the profits brought forward, the Board proposes to the shareholders not to distribute any dividends for the financial year 2002, in conformity with the policy of the Company since its introduction at the stock market.

The profits brought forward of the preceding financial years amounting to EUR 9,463,174.90 is reduced with EUR 548,911.94 to a profit brought forward amounting to EUR 8,914,262.96.

Research and development.
Given its activities IVSC NV does not perform any research and development.

Important events after the end of the financial year.
On December 27, 2002, a new subsidiary was incorporated in Hong Kong, ICOS Vision Systems Limited, with a capital of HK$ 10,000. This new company has acquired, pursuant to a transfer of activities as of January 1, 2003, all assets and liabilities of the previous Hong Kong branch of ICOS Vision Systems NV.

Statutory Auditor.
In the course of the year no additional fees have been charged to the Company by the statutory auditor or by a company linked with the statutory auditor.

Discharge.
We hereby request that you give discharge, by separate vote, to all directors and the statutory auditor for the performance of their mandate during the previous financial year.

Heverlee, February 20, 2003





Jos Verjans
Chairman of the Board of Directors

Anton DeProft
President and CEO

(1) The English version is translated from the original Dutch version and is for information purposes only.

Attachment 1

Rep. No. 245
KVN/ICOS VISION SYSTEMS CORPORATION 10-02

ICOS VISION SYSTEMS CORPORATION
In short "IVSC"
Public limited liability company
Registered office: 3001 Heverlee, Esperantolaan 8
Trade Register Leuven No. 80 817
Value-Added Tax No. BE 438 068 826

ISSUE OF EMPLOYEE STOCK OPTIONS

In the year two thousand and two.
On fifteen November.
At the registered office.

Before me, Mr. Guy **JANSEN**, Notary Public in Leuven, replacing his colleague Mr. Jean-Philippe **LAGAE**, Notary Public with residence in Brussels, has gathered the Board of Directors of the public limited liability company "ICOS Vision Systems Corporation", in short "IVSC", with registered office in 3001 Heverlee, Esperantolaan 8.

Company incorporated consistent with an instrument executed before the undersigned Notary Public, on twenty-seventh July one thousand nine hundred eighty-nine, published in the Appendices to the Belgian Official Gazette of twenty-second of August thereafter, under number 890822-124.

Of which the by-laws have been modified several times and for the last time as a consequence of a record drawn up by Notary Thomas BOES in Heverlee, replacing the undersigned Notary, on fifth June two thousand and two, published in the Appendices to the Belgian Official Gazette of ninth July thereafter, under number 20020709-604.

Company inscribed in the Trade Register in Leuven under number 80.817.

The sitting was opened at ten a.m. by Mr. Joseph Verjans, named below, Chairman of the Board of Directors.

The Chairman declares and requests the undersigned Notary Public to draw up an authenticated instrument on the following facts:

A. this meeting of the Board of Directors has as agenda:

1. cognisance of the directors' statements, if any, consistent with article 523 of the Companies Code relating to their conflict of interests in the decision of issue of employee stock options, such as described below.
2. approval of the special report of the Board of Directors consistent with articles 583 and 596 of the Companies Code relating to the issue (by means of the authorized capital) of employee stock options with exercise of the shareholders' priority right in favour of specific employees of the Company and of its subsidiaries.
3. cognisance of the special auditor's report consistent with article 596 of the Companies Code relating to the issue (through the authorised capital) of employee stock options with exercise off the shareholders' priority right in favour of specific employees of the Company and of its subsidiaries.
4. approval of the issue of maximum two hundred fifty thousand (250,000) employee stock options as part of the capital authorised by the shareholders by means of a stock option plan in favour of specific employees of the Company and its subsidiaries. The conditions of issue and exercise of the employee stock options are as set forth below.
5. The conditions of issue and exercise of these employee stock options are as follows:
   - price of issue of the employee stock options: free allocation;
   - form of the employee stock options: registered;
   - exercise ratio: one share per employee stock option, it being understood that the duty of the Company to proceed to the issue of a new share as a result of the exercise of an employee stock option (normal consequence of the exercise of a "warrant") lapses if, and from the moment, the Company, at its discretion, has proceeded within a specific period after notification of the exercise, or has authorised a third party to proceed to the sale of one existing share of the Company against the price of exercise such as fixed below;
   - exercise price: the highest of the following closing rates of the share of the Company: (i) the last closing rate preceding the date of the bid; and (ii) the closing rate on the day of the bid; the price of exercise is to be paid at the time of exercise; in case of issue of new shares, the part of the price of exercise equal to the fractional value the shares of the Company will have at the time of the issue of the shares as a consequence of the exercise of employee stock options, is booked as capital and the balance as issuance premium;

- duration of the employee stock options: seven (7) years after the date of bid of the employee stock options;
- period of exercise: such as described in the special report of the board of directors;
- reserve: the Company reserves the right in departure from article 501 of the Companies Code and without harming the exceptions determined by law, to take all decisions it considers necessary within the framework of its capital, its by-laws or its administration, including but not limited to, a decrease of capital with or without payment to the shareholders, increase of capital through incorporation of reserves, whereby new shares are created or not, increase of the capital through contribution in kind, increase of capital through contribution in cash, whereby the existing shareholders' priority right is or not limited or suppressed, issue of shares of a new category, dividend warrants, convertible bonds, privileged shares, bonds cum warrant, ordinary bonds or bare warrants or securities such as the employee stock options or other securities, change of the statutory provisions relating to the profit allocation or the liquidation bonus or other rights associated to the shares, split of shares, payment of share dividends, winding-up of the Company, merger, split or contribution of the generality or of a branch of activity associated or not to a swap of shares, even if such decision (might) lead to a reduction of the advantages the conditions of issue of the employee stock options and the law grant to the holders of employee stock options, save if these decisions would obviously have such reduction as sole object;
- other terms and conditions, like described in the special report of the board of directors.

6. Proxy to Mr. Jos Verjans, with possibility of subrogation, to do the following acts relating to the offer of the employee stock options:
   - offer the number of employee stock options fixed by him to the beneficiaries he will indicate, each time in accordance with the advice of the Remuneration Committee, through a letter of bid on one same day, within twenty-five days following the date of the decision of the board of directors to issue the employee stock options; he may repeat this offer within this period one or several times, provided all beneficiaries have refused in writing a bid made earlier within this period;
   - fix the exercise price at the last closing rate preceding the date of the bid or if it is higher, the last closing rate of the day of the bid; and to this end mention the last closing rate preceding the day of the bid in the bid, and inform the beneficiaries of the closing rate on the date of the bid as soon as it is published.
7. Proxy to Mr. Anton De Proft, with possibility of subrogation, to make all other acts necessary or useful, relating to the bid and the subscription of the employee stock options. This proxy contains among others the following powers:
   - receive the written acceptances of the bid of the employee stock options (including the proxies for subscription) as well as the written refusals;
   - appear before a notary public with a view to the verification of the realization of the issue of the employee stock options for which the bid has been accepted.
8. Proxy to any director whatsoever in order to:
   - upon exercise of an employee stock option, decide that the duty of supply of the Company will be complied with: (i) either through issue of a new share; (ii) or through supply of an existing share, (a) by the Company, or (b) by a third party not requiring something in return from the Company on that account;
   - in case of decision of issue of new shares as a result of the exercise of the employee stock options, verify the resulting increase of capital and the number of newly issued shares by authenticated instrument consistent with article 591 of the Companies Code.
9. Transfer of the registered office from 3001 Heverlee, Esperantolaan 9 to 3001 Heverlee, Esperantolaan 8.

B. The Board of Directors comprises six directors.

The following directors are present or represented:

1. Mr. Joseph René Christian VERJANS, of 3220 Holsbeek, Leming 99.
2. Mr. Ferdinand Achille Jacob CHAFFART, of 3300 Tienen, Breynissemberg 18.
3. Mr. André Jules Jozef OOSTERLINCK, of 3360 Lovenjoel, Parklaan 13.
4. EXETER INTERNATIONAL, public limited liability company, with registered office in 2170 Merksem-Antwerp, Straalstraat 2 (national number: 451.608.739), represented by its fixed representative: Paul Gustaaf Magdalena De Vrée, of 9200 Dendermonde, Smidsestraat 55

These natural persons and legal entities were appointed as directors by the General Meeting of fourteenth May two thousand and two, filed at the registry of the Commercial Court on the following fourteenth November. This is more than half of its members.

The directors under 2, 3 and 4 are represented by Mr. Joseph Verjans as a consequence of proxies that are enclosed with this record, as well as the additional confirmations.

Mr. August Smeyers and Mr. Antoon De Proft are present. They have renounced the formalities of notice.

C. The directors, should the case arise through intervention of their proxy-holder, declare that they:

- are aware
  - of the formalities of notice that have to be complied with upon convening the board of directors (article 19 of the by-laws);
  - of the possibility of claiming the nullity of decisions taken by the board of directors and that would be affected by a shortcoming in the form.
- consider themselves as regularly called up
- waive the formalities of notice
- have received previously the draft report as well as the auditor's report mentioned on the agenda and have had sufficient time to study it and do not have questions or remarks relating to these reports.
- waive the possibility to file a claim of nullity.

D. The meeting may hence deliberate validly and decide on the agenda without it having to be proven that the formalities of notice have been complied with.

E. The decisions are taken with a majority vote. In case of equality of votes, the vote of the chairman is a casting one.

F. The board of directors can deliberate and decide on the items of the agenda as a consequence of an authorization granted to it by the extraordinary general meeting of five June two thousand and two.

VERIFICATION OF THE VALIDITY OF THE GATHERING OF THE BOARD OF DIRECTORS

The board of directors recognizes that it is validly composed and competent to deliberate and decide on the agenda.

PROCEEDINGS

The board of directors commences the agenda and decides, after deliberation, as follows:

1. Directors' statements consistent with article 523 of the Companies Code

The directors mentioned below have declared to have an interest of proprietary nature that is in conflict with the decisions that will be taken by the board of directors on specific items of the agenda: Gust Smeyers and Anton De Proft.

By a letter dated twenty-fourth October two thousand and two, Messrs. Gust Smeyers and Anton De Proft have declared to the other directors that their interest is in conflict with that of the Company because one of the motions mentioned on the agenda implies that as a result of the issue of employee stock options, the priority right should be suppressed in favour of specific employees. The favoured employees will be determined by the authorised agent of the board of directors, consistent with the advice of the Remuneration Committee. Said directors have understood that the Remuneration Committee considers among others to designate them as beneficiaries. The Company might offer said directors, in case of positive decision of the board of directors on the issue of employee stock options and of the Remuneration Committee, on the designation of said directors as beneficiaries, specific employee stock options.

From said letters it results that said directors mean that the approval by the board of the issue of employee stock options is indeed in the interest of the Company for the following reasons: this issue of employee stock options makes it possible to create a long-term incentive for the workers-beneficiaries who can indeed provide an important contribution to the success and growth of the Company and its group; it gives hence the Company the possibility to keep skilled and experienced workers; eventually it will create or extend among the beneficiaries on the one hand, and the Company shareholders on the other hand, a common interest oriented to an increase of value at long term of the Company shares.

They have declared in said letter that because of this conflict of interest, they won't participate in this meeting.

The chairman declares that it has informed the auditor of this conflicting interest.

2. Special report of the board of directors

The chairman is relieved from reading out the special report drawn up by the board of directors consistent with articles 583 and 596 Companies Code relating to the issue (by means of authorised capital) of employee stock options with suppression of the shareholders' priority right in favour of some employees of the Company and of its subsidiaries. This report is enclosed as Attachment 1 to this record.

They declare to have received this report together with the notice and to have had sufficient time to read it thoroughly.

Voting: The board of directors approves unanimously this report.

3. Special auditor's report

The directors relieve the chairman from reading out the special report drawn up by the auditor consistent with article 596 Companies Code relating to the issue (by means of authorised capital) of employee stock options with suppression of the shareholders' priority right in favour of specific employees of the Company and of its subsidiaries. This report is enclosed as Attachment 2 to this record.

The special report signed by the auditor mentions that his report is final with the condition precedent that the board of directors adopts at this meeting a special report the content of which will not depart from the draft special report enclosed as attachment 1. The board of directors verifies that the report it accepted today does not depart from the draft known as attachment 1 to the auditor's report; consequently the auditor's report becomes final.

They declare to have received said report together with the notice and to have had sufficient time to read it thoroughly.

4. Issue of employee stock options

The board of directors approves on the basis of the considerations below, the issue of maximum two hundred fifty thousand (250,000) employee stock options, whereby each entitles to the acquisition of one corporate share, within the framework of the capital authorised by the shareholders by means of a stock option plan in favour of specific employees of the Company and of its subsidiaries in the form of an employee stock option plan named "ICOS Vision Systems Corporation NV 2002 Stock Option Plan". The employee stock options will be submitted to the conditions of issue and exercise set forth below.

Each employee stock option grants the right to subscribe to one new corporate share whereby the duty of the Company to proceed to the issue of a new share lapses, if, and from the moment, the Company has proceeded or caused a third party to proceed, at its discretion, within a given period, to the sale of one existing corporate share.

This technique allows the Company to avoid, if so desired, a dilution of the shareholders by the sale of an existing share instead of the issue of a new share (if it can do so validly by means of purchased shares or if a third person not asking something in return from the Company – is found ready to do so).

The board of directors is of the opinion that this issue of employee stock options (with suppression of the priority right in favour of specific employees) is in the interest of the Company for the following reasons: this issue of employee stock options makes it possible to create a long term incentive for the workers-beneficiaries who can indeed bring an important contribution to the success and growth of the Company and its group; it gives hence the Company the possibility to keep competent and experienced workers; eventually it will create or extend among the beneficiaries on the one hand and the Company shareholders on the other hand, a common interest oriented to an increase of value at long term of the corporate shares.

If and insofar as the Company upon the exercise of the employee stock options proceeds to the issue of new shares, this transaction does not involve any cost for the Company (but for the administrative costs tied to the implementation of the issue) and it will on the contrary receive fresh means to the extent of the exercise price of the exercised employee stock options. If and insofar as upon exercise of the employee stock options, a third party sells shares to the concerned holders of these employee stock options, the Company will just as little incur costs (but for said administrative costs), but it will also not receive fresh means. Insofar as the Company, upon exercise of the employee stock option, proceeds itself to the sale of existing shares, it will, should the case arise, suffer impoverishment to the extent of the negative difference between the price against which the Company has bought the relevant shares and the exercise price of the employee stock options or an enrichment to the extent of the positive difference.

The board of directors decides to suppress the priority right of the existing shareholders of the Company in favour of the selected participants (such as defined below), all tied by a work agreement (or an agreement consistent with a law other than the Belgian law with the same essential characteristics) with the company ICOS Vision Systems NV, the German company ICOS Vision Systems GmbH, the US company ICOS Vision Systems, Inc., and the Japanese company ICOS Vision Systems Ltd.

The board of directors decides that the conditions of issue and exercise of the employee stock options issued as part of "ICOS Vision Systems Corporation N.V. 2002 Stock Option Plan" are as follows:

1. Definitions

In this report the notions mentioned below will have the following meaning:

Affiliated company	a company affiliated to the company within the meaning of article 11 Companies Code.
Beneficiary	the person indicated consistent with article 4.6.2. by the holder of the employee stock option for exercising his rights tied to the employee stock options after his death.
Bid	the bid of employee stock options notified to the selected participant consistent with article 3.2.
Board of directors	board of directors of the Company
Company	ICOS Vision Systems Corporation NV, with registered office in 3001 Heverlee, Esperantolaan 8 and inscribed in the trade register of Leuven under number 80 817.
Consultant	A person not tied by a work agreement, but whose professional activity covers mainly the supply, on a contractual basis, of services to the Company or an affiliated

	company (regardless of whether the service agreement is entered into with that person or with a legal entity agreeing to make the services of the relevant person available).
Date of the bid	date on which the authorised agent of the board of directors offers the employee stock option to the selected participants consistent with second paragraph of article 3.2.
Director	A director of the Company or an affiliated company
Employee Stock Option	subscription right to one share, with all characteristics of a "warrant", such as it is ruled for that security in the Companies Code (and such as it is governed by the conditions of issue and exercise described herein), but for one sole exception namely the provision according to which the duty of the Company to proceed, as a result of the exercise of an employee stock option, to the issue of a new share (normal consequence of the exercise of a "warrant"), lapses if, and from the time, the Company has proceeded at its discretion and within a specific date as of the exercise, or has authorised a third person to proceed within a specific period, to the sale of one existing share of the Company.
End of agreement	effective date on which the termination for any reason whatsoever of the term of office of director or of the work agreement or agreement as consultant between the relevant selected participant and the Company or an affiliated company, save termination coupled with simultaneous employment within the framework of a (possibly new) work agreement or a (possibly new) agreement as consultant or with the (possibly new) appointment as director.
Holder of employee stock options	person inscribed in the employee stock option register of the Company as holder of one or more employee stock options.
Insider Policy	the "ICOS Vision Systems Corporation NV policy statement on securities trades by company officers, directors and certain other significant employees", such as modified from time to time.
Period of exercise	period(s) within which the holder of employee stock options can exercise, consistent with article 4.5, the definitively acquired employee stock options for obtaining shares.
Exercise Price	price for obtaining a share upon exercise of an employee stock option.
Securities	shares, bonds and other securities whether representing the capital or not and whether providing voting right or not, as well as securities entitling to subscribe or acquire securities or conversion into securities.
Selected participant	person tied to the Company or an affiliated company by a work agreement and to whom the authorised agent of the board of directors will offer a series of employee stock options.
Shares	the ordinary shares of the Company.
Subscription form	form to be filled in and signed by the selected participant for acceptance or refusal of the employee stock options offered to it and implying (in case of acceptance) a proxy for subscription before notary public to the employee stock options offered to it.
Work agreement	the agreement within the meaning of the law on work agreements of third July nineteen hundred seventy-eight on the basis of which a person performs services in subordinate relationship, for the Company or an affiliated company or an agreement according to a law other than the Belgian one corresponding in content with a work agreement.

2. Number of shares

Each employee stock option entitles the holder thereof to acquire one (1) share.

But for the application of article 5, second paragraph, the total number of new shares of the Company that can be issued as a consequence of the exercise of the employee stock options will be as a maximum equal to two hundred fifty thousand (250,000).

3. Offer of, subscription to and final acquisition of employee stock options

3.1 Eligible people

The employee stock options will be offered to the selected participants. The bid of employee stock options takes place on the basis of a decision of the authorised agent of the board of directors that will determine the selected participants consistent with the advice from the Remuneration Committee of the Company.

The Company will apply the applicable fiscal and para-fiscal treatment arising from the free subscription to employee stock options by the selected participants who are Belgian taxpayers and accept or do not refuse timely the offer.

3.2 Offer of employee stock options to the selected participants

The bid of employee stock options occurs based on a decision from the authorised agent of the board of directors who will determine consistent with the advice from the Remuneration Committee of the Company how many employee stock options will be offered to each of the selected participants.
The selected participants are informed in writing by the authorised agent of the board of directors of the bid mentioning the number of employee stock options offered to the relevant selected participant, as well as the conditions of issue and exercise of such employee stock options. A subscription form will be enclosed with the notification.

3.3 Period of acceptance/refusal

Each selected participant has a period of sixty (60) calendar days after the date of the bid to notify the Company by means of the subscription form whether he/she accepts or refuses the employee stock options offered to him/her. The acceptance can relate to all or part of the offered employee stock options. In case of acceptance, the subscription form should necessarily be returned as it contains straightaway a (necessary) proxy to have the subscription to the employee stock options verified by the relevant selected participant before a notary public. If the selected participant who is a Belgian tax-payer, does not notify his refusal to the Company before the expiry of a period of sixty (60) calendar days after the date of the bid, by means of the subscription form, the employee stock option will be considered from a fiscal point of view as granted, and hence give rise to taxation.

3.4 Subscription

After expiry of the said period of sixty (60) calendar days, the board of directors or its authorised agent proceeds within a reasonable time period on the basis of the received proxies to the verification of the realization of the issue of the employee stock options to the extent of the number of employee stock options subscribed to by the selected participants who have accepted all or part of the employee stock options offered to them.
In the absence of a returned subscription form (that contains indeed a (necessary) proxy for having the subscription to the employee stock options by the relevant selected participant verified before notary public), the employee stock options fiscally considered as accepted (see article 3.3) can, for want of subscription, nevertheless not be considered as attributed to the selected participant.

3.5 Final acquisition of the employee stock options

The employee stock options subscribed to by the selected participant are only definitively acquired, and can hence only become exercisable, during the periods of exercise, under the following conditions precedent (always while taking in consideration the other conditions of issue and exercise, among others article 4.6):

- twenty-five percent (25%) of the employee stock options subscribed to are definitively acquired if the agreement of the selected participant is not yet terminated on thirty-first December two thousand and three;
- the following twenty-five percent (25%) of the employee stock options subscribed to by the selected participant are definitively acquired if the agreement of the selected participant has not yet come to an end on thirty-first December two thousand and four;
- the following twenty-five percent (25%) of the employee stock options subscribed to by the selected participant are definitively acquired if the agreement of the selected participant did not yet come to an end on thirty-first December two thousand and five; and
- the remaining employee stock options subscribed to by the selected participant are definitively acquired if the agreement of the selected participant did not yet come to an end on thirty-first December two thousand and six.

If after application of a percentage on the not yet definitively acquired employee stock options, the relevant part does not result in a whole number, the number of employee stock options resulting from the application of that percentage will be rounded down to the nearest number.

4. Other terms and conditions

4.1 Price of issue

The employee stock options can be subscribed to for no consideration.

4.2 Registered employee stock options

The employee stock options are registered ones and will be inscribed in the register of registered employee stock options kept at the registered office of the Company. They cannot be converted into bearer's employee stock options.

4.3 Exercise Price

The exercise price of the employee stock options will be fixed at the highest of the following closing rates of the share: (i) the last closing rate preceding the date of the bid; and (ii) the closing rate on the date of the bid. The authorised agent of the board of directors that will make the bid will mention the last closing rate preceding the date of the bid in his bid and inform the selected participants of the closing rate of the date of the bid as soon as the latter is published.
The exercise price will, in case a new share is issued, be booked as capital to the extent of an amount equal to the fractional value the shares have at the time of the issue of the shares as a result of the exercise of the relevant employee stock option. The amount, if any, exceeding the fractional value will be booked as issuance premium

on an unavailable reserve that forms, like the registered capital, a guarantee to third people and can only be reduced or changed by a new decision of the General Meeting of the Company deciding consistent with the rules applicable for a decrease of capital.

4.4 Term

The term of an employee stock option ends seven days after the date of the bid for employee stock options.

4.5 Periods of exercise

Subject to article 4.6, employee stock options definitively acquired consistent with article 3.5 can only be exercised, under compliance with article 4.9 and with the Insider Policy, during the fifteen calendar days following the third banking day after the publication of the results of the Company over the first or third quarter (the "period(s) of exercise"). The last period of exercise of the employee stock options is the last full period of exercise possible within the term (this means period of fifteen calendar days following the third banking day after the publication of the results of the Company over the first or third quarter). Each period of exercise will be closed on the last banking day of the relevant period of exercise.
The holder of employee stock options is free not to exercise the definitively acquired employee stock options in the course of a period of exercise and to postpone the exercise of the not-exercised definitively acquired employee stock options to a later period of exercise, subject however to article 4.6.
The definitively acquired employee stock options that are not exercised at the time of the closing of the last period of exercise lapse automatically and are without value.
The board of directors can decide to provide one or more additional period(s) of exercise between the beginning of the fourth calendar year following the calendar year of the date of the bid and the end of the last period of exercise such as described above, provided this cannot give rise to exercise at a time the exercise is not allowed by the Insider Policy.

4.6 Exercisability of the employee stock options: exceptions and limitations

4.6.1 *Termination of the agreement on specific reasons*

Upon termination of the agreement with the selected participant who is also holder of employee stock options,, happening before the exercise of employee stock options on serious grounds on account of the director, urgent reason on account of the worker tied by a work agreement or breach of contract on account of the Consultant, the (whether or not definitively acquired) employee stock options, not exercised at the time, of the relevant selected participant that is also a holder of employee stock options, lapse automatically and become valueless, unless the board of directors decides, as a result of the termination of the agreement, that all or part of the employee stock options of the selected participant do not run off in spite of the termination of the agreement on said reasons and remain exercisable consistent with the remaining conditions of exercise of the employee stock options; the board of directors can thereby also determine that all or part of the employee stock options not yet definitively acquired at the termination of the agreement for said reasons are considered as definitively acquired.

4.6.2 Death

If a holder of employee stock options dies prior to the exercise of the employee stock options, the at the time of the death definitively acquired and not exercised employee stock options pass to the beneficiary of the holder of employee stock options and these employee stock options can be exercised by the beneficiary at the time and consistent with the terms and conditions set forth in the conditions of issue. The employee stock options that are not definitively acquired at the time of the death will lapse and become valueless, unless the board of directors decides, as a result of the termination of the agreement by death, that all or part of the employee stock options not yet definitively acquired at the time of the termination of the agreement by death, are considered as definitively acquired.
A holder of employee stock options can designate exclusively his/her spouse and/or one or more other legal heirs as beneficiary.
The designation, as well as the revocation and re-designation of a beneficiary will be in writing.
In the absence of any valid designation consistent with the preceding two paragraphs, the heirs of the holder of employee stock options according to the applicable succession law, will be considered as the beneficiaries.
In case of several heirs-beneficiaries, all heirs acting together or should the case arise, one person designated by all heirs acting jointly, are/is considered as beneficiary.

4.6.3 Retirement, work disablement or serious disease

Upon termination of the agreement with the selected participant that is also holder of employee stock options before the exercise of employee stock options as a consequence of legal retirement, work disablement or serious disease, the definitively acquired employee stock options remain exercisable at the time and according to the terms and conditions determined in the conditions of issue. The employee stock options that are not definitively acquired at the time of the termination of the agreement lapse and are valueless, save if the board of directors decides, as a result of the termination of the agreement because of legal retirement, work disablement or serious disease, that all or part of the employee stock options not yet definitively acquired at the termination of the agreement, are considered as definitively acquired.

4.7 Non-transferability of the employee stock options

The employee stock options are not transferable, save in the case of article 4.6.2.

4.8 Shares to which an employee stock option gives right

4.8.1 Each employee stock option gives right to one new corporate share. The duty of the Company to proceed, as a result to the exercise of an employee stock option, to the issue of a new share, ends however if, and as of the time, the Company has proceeded or authorized a third person to proceed, at its discretion, within the time period mentioned in article 4.8.2, to the sale of an existing corporate share against the exercise price.

The transferability of the shares acquired as a result of the exercise of an employee stock option is subject to the statutory provisions of the Company.

The shares that are, should the case arise, issued as a result of the exercise of the employee stock options give right to dividends as of the beginning of the financial year during which the employee stock options are exercised or if the employee stock options are exercised at a time when the annual meeting has not yet decided on the destination of the result of the past financial year, as of the beginning of the financial year preceding the financial year during which the employee stock options are exercised.

4.8.2 The Company will only be bound, at its election, to issue new shares in favour or to sell existing shares or authorise a third party to sell existing shares to the holder of employee stock options as a result of the exercise of employee stock options provided the prescriptions of article 4.9 are complied with. Upon exercise of an employee stock option, no fractions of shares are issued or sold.

The Company will no longer be bound to issue new shares as a result of the exercise of an employee stock option, if, and from the moment, the Company has proceeded or has authorised a third party to proceed, at its discretion, within ten days following the date of exercise of the employee stock option, to the sale of one existing share of the Company to the holder of the employee stock option who has exercised his/her employee stock option.

In case of exercise of employee stock options: (i) new shares will be supplied as quickly as reasonably possible under consideration of the required administrative and corporate formalities and the deadline of ten working days within which the Company can proceed, or authorise a third party to proceed, to the supply of an existing share, after the end of the corresponding period of exercise consistent with article 591 of the Companies Code; respectively (ii) existing shares will be supplied as quickly as reasonably possible, under consideration of the required administrative and corporate formalities, but in any case within ten working days after the end of the corresponding period of exercise.

After issue of new shares as a result of the exercise of employee stock options, the board of directors will see to the new shares being inscribed in the corporate shares register in the name of the subscriber. If at the time of the issue, the shares are listed on a stock exchange or another regulated market, the Company will as quickly as reasonably possible do the necessary for the inscription of the new shares issued as a consequence of the exercise of the employee stock options in the listing.

The Company is entitled, at its discretion, to postpone the supply of the shares, if it considers it necessary to comply with the applicable legislation of any nature whatsoever (for instance obligations of registration, if any).

4.9 Procedure of exercise

An exercisable employee stock option is only validly exercised if the board of directors receives the following at the latest on the last day of the relevant period of exercise:

(i) a registered letter (with acknowledgment of receipt) addressed to the registered office of the Company and directed to the board of directors mentioning that employee stock options are exercised. The letter will mention explicitly the number of employee stock options to be exercised; and

(ii) the full payment for the shares acquired as a result of the exercise of the employee stock options, by bank transfer on an account of which the number is communicated by the Company at the request of the holder of employee stock options; and

(iii) in case the employee stock options are exercised by a person other than the selected participant, adequate evidence of the right of that person to exercise the employee stock option; and

(iv) statements and documents, the board of directors or its authorised agent deem necessary or advisable to comply with the applicable legal or statutory prescriptions, and of which the board of directors or its authorised agent are asking the production.

Without prejudice to the moment during the period of exercise when the aforementioned actions are carried out, the employee stock options are considered to be exercised on the last day of this period of exercise.

4.10 Costs and taxes

Stamp duties, stock exchange taxes and other similar rights or taxes possibly levied at the occasion of the exercise of the employee stock options and/or the acquisition of the shares are charged to the holders of employee stock options.

5. Change of the capital structure of the Company – reserve of rights

The Company reserves the right to take, in departure from article 501 of the Companies Code and without infringing upon the exceptions determined by law, all decisions it considers necessary within the framework of its capital, by-laws or administration, including, but not limited to, decrease of capital with or without payment to the shareholders, increase of capital through incorporation of reserves, whereby new shares are created or not, increase of capital through contribution in kind, increase of capital through contribution in cash, whereby the priority right of the existing shareholders is limited or suppressed or not, issue of shares of a new category, dividend warrants, convertible bonds, privileged shares, bonds cum warrant, ordinary bonds or bare warrants or securities, like the employee stock options or other securities, change of the statutory provisions relating to the profit allocation or liquidation bonus or other rights associated to the shares, split of shares, payment of share dividends, winding-up of the Company, merger, split or contribution of the generality or of a branch of activity associated or not with a swap of shares, even if these decisions (might) lead to a decrease of the advantages that the conditions of issue of the employee stock options and the law grant to the holders of employee stock options, unless these decisions would obviously have as only purpose such a reduction.

The board of directors can (without being bound to do so and without necessitating to this end the consent of the holders of employee stock options), within the framework of the split of shares or a junction of shares, determine that the number of shares that will be issued as a result of the exercise of the employee stock options will be adapted so that the holder of employee stock options may subscribe upon exercise of the employee stock options to the same number of shares as the number that he would eventually have acquired if he had exercised his employee stock options immediately before the share split or junction and his shares would hence have been the object of the share split or junction.

In case of merger or split, the board of directors will make all reasonable efforts to obtain that on the date of such transaction, still outstanding employee stock options will be replaced by warrants or securities, like employee stock options in the merger company or the split companies consistent with the swap ratio applied for the corporate shares existing at the time.

6. Exercise of the employee stock options consistent with the law

In case the holder of employee stock options exercises them on the basis of article 501 Companies Code, the fiscal consequences, if any, of such exercise are borne by the holder of the employee stock options.

Article 501 of the Companies Code states as follows:

"in case of increase of the registered capital through contribution in cash the warrant-holders can exercise their warrant, notwithstanding any provision to the contrary in the by-laws or in the conditions of issue, and possibly participate as shareholder in the new issue, insofar as the old shareholders have that right." Also the holder of an employee stock option (instead of a warrant) enjoys that right, even if he/she has committed not to exercise the employee stock option before the first January two thousand and six. If he/she makes use of that right before said date, the reduced assessment rate of seven point fifty percent (7.5%) (increased by one percent (1%) because of the longer period of exercise) will not (no longer) be applicable.

7. Miscellaneous

7.1 Applicable legislation

The conditions of issue and exercise of the employee stock options are ruled by the Belgian law.

7.2 Competent courts

Disputes relating to the employee stock options or the conditions of issue and exercise thereof will belong to the exclusive jurisdiction of the courts of the registered office of the Company.

7.3 Notices and communications

Any communication to the holder of employee stock options occurs at the address mentioned in the register of holders of employee stock options.

Any notification to the Company, the board of directors or its authorised agent occurs validly per registered letter at the address of the registered office of the Company.

Any communication is considered to have been received three working days after the date stamp on the registered letter. Changes of address should be communicated consistent with this provision.

7.4 Relationship with the work agreement, agreement as consultant or director's term of office

Notwithstanding any provision hereof, the rights and obligations of any person such as determined under the provisions of his/her work agreement or agreement as Consultant or director's term of office are not affected by the fact that they are selected participants. Selected participants will have no right to indemnification as a consequence of the termination of their term of office or agreement, for any ground whatsoever, insofar as these rights would or might appear on the basis of the termination of the rights he/she would have or could put forward with respect to the exercise of the employee stock options consistent with the conditions of issue and exercise because of the termination of such term of office or agreement or on the basis of the loss or decrease of value of the rights or advantages.

Voting: this decision is adopted unanimously.

5. Proxy

The board of directors grants a proxy to Mr. Jos Verjans, aforementioned, with possibility of subrogation, to carry out the following acts relating to the bid of employee stock options:

- offer the number of employee stock options he will fix to the beneficiaries he will designate, whenever in accordance with the advice of the Remuneration Committee, by means of a bid letter on one same day, within twenty-five days following the date of the decision of the board of directors to issue the employee stock options; he may repeat this offer within that period one or several times, provided all beneficiaries have refused in writing a previous bid made during that period;
- fix the exercise price at the lowest closing rate preceding the date of the bid or if this is higher, the last closing rate of the date of the bid; and to this end mention the lowest closing rate preceding the date of the bid in the bid, and inform the beneficiaries of the closing rate of the date of the bid as soon it is published.

Voting: this decision is taken unanimously.

6. Proxy

The board of directors grants proxy to Mr. Anton De Proft, aforementioned, with possibility of subrogation, to carry out all other actions necessary or useful with respect to the bid and the subscription to employee stock options. This proxy contains among others the following powers:

- receive the acceptances of the bid of employee stock options in writing (including proxies for subscription) as well as the refusals in writing;
- appear before a notary public with a view to the verification of the realization of the issue of the employee stock options for which the bid was accepted;
- the realization of the warrant issue can only take place until at the latest fifteen March two thousand and two. The realization of the issue of the employee stock options will take place to the extent of the number of accepted employee stock options.

Voting: this decision is adopted unanimously.

7. Proxy

The board of directors gives a proxy to any director in order to:

- upon exercise of an employee stock option, decide that the duty of supply of the Company will be complied with: (i) either through the issue of a new share; (ii) or through supply of an existing share, (a) by the Company, or (b) by a third party not requiring something in return from the Company with this respect;
- in case of decision of issue of new shares as a result of the exercise of the employee stock options, verify the resulting increase of capital and the number of newly issued shares by an authenticated instrument consistent with article 591 of the Companies Code.

Voting: this decision is adopted unanimously.

8. Move of the registered office

The board of directors confirms its decision of fourteenth May two thousand and two to move the registered office of the Company from 3001 Heverlee, Esperantolaan 9 to 3001 Heverlee, Esperantolaan 8, effective as of first July two thousand and two.

Voting: this decision is adopted unanimously.

As there is no other item on the agenda, the sitting is closed at ten thirty a.m.

Whereof the undersigned notary has drawn up this record.

Place and date as said above.

And after integral reading out and explanation, the directors have signed together with me, notary public.

(Follow the signatures.)

Registered in Leuven, 3rd Registry, on 19 November 2002, D. 342 B. 11 V. 11: twelve pages, three changes. Received twenty-five euro (25 EUR). The receiver (signed) F. MEYSMANS.

				1	EUR		
NAT.	Date of the deposition	Nr.	PP.	B.	D.		C 1.

ANNUAL ACCOUNTS IN EUROS

NAME : *ICOS VISION SYSTEMS CORPORATION*

Legal Form : *Public Limited Company*

Address : *ESPERANTOLAAN* Nr : *9* Box :

Postal Code : *3001* Municipality : *Leuven*

Register : *TR* Office of the commercial court at : *LEUVEN* Nr. : *80817*

Internet address * : http://www.

V.A.T.- or national number **BE 438.068.826**

DATE **23 / 07 / 1998** of the deposition of the deed of partnership OR of the most recent document mentioning the date of publication of the deed of partnership and of the act alternating the articles of association.

ANNUAL ACCOUNTS approved by the General Meeting of **13 / 05 / 2003**

concerning the financial year covering the period from 01 / 01 / 2002 till 31 / 12 / 2002

Preceding period from 01 / 01 / 2001 till 31 / 12 / 2001

The amounts of the preceding financial year are identical to those which have been previously published : yes / ~~no~~ **

COMPLETE LIST WITH name, first name, profession, residence-address (address, number, postal code, municipality) and position with the enterprise, OF DIRECTORS, MANAGERS AND AUDITORS

VERJANS JOS
LEMING 99, 3220 Holsbeek, BELGIUM
Director Beginning mandate : 14/05/2002

SMEYERS AUGUST
STEENWEG OP BRUSSEL 110, 1860 Meise, BELGIUM
Director Beginning mandate : 14/05/2002

OOSTERLINCK ANDRE
PARKLAAN 13, 3360 Lovenjoel, BELGIUM
Director Beginning mandate : 14/05/2002

(continued if need be on page C 1bis.)

Enclosed to these annual accounts : - the annual report **
- the auditor's report **

Total number of pages deposited : 22 Numbers of the pages of the standard form not deposited for not being of service: *7, 11, 18, 19*

Signature (name and position)	Signature (name and position)
DE PROFT ANTOON	***VERJANS JOS***
Managing Director	***Chairman of the board of directors***





* Optional statement.

** Delete where appropriate.

OCR2048

ACCON Annual Account 2003

LIST OF DIRECTORS, MANAGERS AND AUDITORS (continued from p. C 1 .)

CHAFFART FRED
BREYNISSEMBERG 18, 3300 Tienen, BELGIUM
Director Beginning mandate : 14/05/2002

EXETER INTERNATIONAL NV
STRAALSTRAAT 2, 2170 Merksem (Antwerpen), BELGIUM
Director Beginning mandate : 14/05/2002

Represented by :

DE VREE P.
SMIDSESTRAAT 55, 9200 Grembergen, BELGIUM

KLYNVELD PEAT MARWICK GOERDELER
SPOORWEGLAAN 3, 2610 Wilrijk (Antwerpen), BELGIUM
Auditor Beginning mandate : 14/05/2002 End mandate : 13/05/2005

Represented by :

BRIERS JOS

DE PROFT ANTOON
LINDELAAN 2, 3001 Heverlee, BELGIUM
Managing Director Beginning mandate : 14/05/2002

(continued if need be on p.C 1 ter.)

- The managing board declares that no assignment neither on auditing nor adjusting has been given to a person who was not authorised by law, pursuant to art. 78 and 82 of the Law of 21st February 1985 concerning the reform of the audit of enterprises.

- If there is not the appointment of an auditor, has either an engagement to audit or to adjust the annual accounts been assigned to a person who is a member of the Institute of Accountants or to an auditor ? YES / ~~NO~~[1]

  If YES, mention here after : name, first name, profession, residence-address of each external accountant or auditor and the number of membership with his Institute and the nature of this engagement.
  (A. Bookkeeping of the enterprise[2] ; B. Preparing the accounts[2] ; C. Auditing the accounts ; D. Adjusting the accounts).

Name, first name, profession, residence-address	Number of membership	Nature of the engagement (A, B, C and/or D)
A&T PARTNERS BVBA (BE 475.026.024) *EDELZANGERSLAAN 32 Box 5, 3010 Kessel-Lo, BELGIUM* *External accountant*	*221955-N-01*	*A B*
Represented by :		
FORCEVILLE MARC *BOVENBOSSTRAAT 89, 3053 HAASRODE, BELGIUM*	*7464 2N57*	

[1] Delete where appropriate.
[2] Optional disclosure.

1. BALANCE SHEET

ASSETS

	Codes	Period	Preceding period
FIXED ASSETS	20/28	15 428 597,44	16 246 804,80
I. Formation expenses (note I)	20		446 020,02
II. Intangible assets (note II)	21		
III. Tangible assets (note III)	22/27	614 987,49	614 987,49
A. Land and buildings	22	614 987,49	614 987,49
B. Plant, machinery and equipment	23		
C. Furniture and vehicles	24		
D. Leasing and other similar rights	25		
E. Other tangible assets	26		
F. Assets under construction and advance payments	27		
IV. Financial assets (notes IV and V)	28	14 813 609,95	15 185 797,29
A. Affiliated enterprises	280/1	14 813 609,95	14 813 609,95
1. Participating interests	280	14 813 609,95	14 813 609,95
2. Amounts receivable	281		
B. Other enterprises linked by participating interests	282/3		372 187,34
1. Participating interests	282		372 187,34
2. Amounts receivable	283		
C. Other financial assets	284/8		
1. Shares	284		
2. Amounts receivable and cash guarantees	285/8		
CURRENT ASSETS	29/58	19 649 226,41	19 426 898,93
V. Amounts receivable after more than one year	29		
A. Trade debtors	290		
B. Other amounts receivable	291		
VI. Stocks and contracts in progress	3		
A. Stocks	30/36		
1. Raw materials and consumables	30/31		
2. Work in progress	32		
3. Finished goods	33		
4. Goods purchased for resale	34		
5. Immovable property acquired or constructed for resale	35		
6. Advance payments	36		
B. Contracts in progress	37		
VII. Amounts receivable within one year	40/41	65 201,68	1 447 793,36
A. Trade debtors	40	3 781,25	6 088,75
B. Other amounts receivable	41	61 420,43	1 441 704,61
VIII. Investments (notes V and VI)	50/53	19 000 000,00	16 500 000,00
A. Own shares	50		
B. Other investments and deposits	51/53	19 000 000,00	16 500 000,00
IX. Cash at bank and in hand	54/58	573 385,95	1 477 405,57
X. Deferred charges and accrued income (note VII)	490/1	10 638,78	1 700,00
TOTAL ASSETS	20/58	35 077 823,85	35 673 703,73

V.A.T.	BE 438.068.826	ICOS VISION SYSTEMS CORPORATION	C 3.

LIABILITIES	Codes	Period	Preceding period
CAPITAL AND RESERVES	10/15	34 596 283,88	35 145 195,82
I. Capital (note VIII)	10	3 659 878,53	3 659 878,53
A. Issued capital	100	3 659 878,53	3 659 878,53
B. Uncalled capital (-)	101		
II. Share premium account	11	21 656 154,55	21 656 154,55
III. Revaluation surplus	12		
IV. Reserves	13	365 987,84	365 987,84
A. Legal reserve	130	365 987,84	365 987,84
B. Reserves not available for distribution	131		
1. In respect of own shares held	1310		
2. Other	1311		
C. Untaxed reserves	132		
D. Reserves available for distribution	133		
V. Profit carried forward	140	8 914 262,96	9 463 174,90
Loss carried forward (-)	141		
VI. Investment grants	15		
PROVISIONS AND DEFERRED TAXATION	16		
VII. A. Provisions for liabilities and charges	160/5		
1. Pensions and similar obligations	160		
2. Taxation	161		
3. Major repairs and maintenance	162		
4. Other liabilities and charges (note IX)	163/5		
B. **Deferred taxation**	168		
CREDITORS	17/49	481 539,97	528 507,91
VIII. Amounts payable after more than one year (note X)	17	84 283,80	126 425,70
A. Financial debts	170/4	84 283,80	126 425,70
1. Subordinated loans	170		
2. Unsubordinated debentures	171		
3. Leasing and other similar obligations	172		
4. Credit institutions	173	84 283,80	126 425,70
5. Other loans	174		
B. Trade debts	175		
1. Suppliers	1750		
2. Bills of exchange payable	1751		
C. Advances received on contracts in progress	176		
D. Other amounts payable	178/9		
IX. Amounts payable within one year (note X)	42/48	328 839,34	204 622,43
A. Current portion of amounts payable after more than one year	42	42 141,90	42 141,90
B. Financial debts	43		
1. Credit institutions	430/8		
2. Other loans	439		
C. Trade debts	44	69 118,78	13 907,89
1. Suppliers	440/4	69 118,78	13 907,89
2. Bills of exchange payable	441		
D. Advances received on contracts in progress	46		
E. Taxes, remuneration and social security	45	119 793,73	148 572,64
1. Taxes	450/3	12 925,61	12 839,06
2. Remuneration and social security	454/9	106 868,12	135 733,58
F. Other amounts payable	47/48	97 784,93	
X. Accrued charges and deferred income (note XI)	492/3	68 416,83	197 459,78
TOTAL LIABILITIES	10/49	35 077 823,85	35 673 703,73

2. INCOME STATEMENT
(presentation in vertical form)

	Codes	Period	Preceding period
I. Operating income	70/74	2 110 516,68	3 096 363,55
A. Turnover (note XII, A)	70	1 996 223,68	3 081 886,02
B. Increase (+); Decrease (-) in stocks of finished goods, work and contracts in progress	71		
C. Own construction capitalised	72		
D. Other operating income (note XII, B)	74	114 293,00	14 477,53
II. Operating charges (-)	60/64	(2 705 510,66)	(3 863 668,77)
A. Raw materials, consumables and goods for resale	60		
1. Purchases	600/8		
2. Increase (-); Decrease (+) in stocks	609		
B. Services and other goods	61	1 226 365,41	2 106 775,52
C. Remuneration, social security costs and pensions (note XII, C2)	62	1 032 338,36	1 294 053,25
D. Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets	630	446 020,02	462 425,72
E. Increase (+) ; Decrease (-) in amounts written off stocks, contracts in progress and trade debtors (note XII, D)	631/4		
F. Increase (+); Decrease (-) in provisions for liabilities and charges (notes XII, C3 and E)	635/7		
G. Other operating charges (note XII, F)	640/8	786,87	414,28
H. Operating charges capitalised as reorganization costs (-)	649		
III. Operating profit (+)	70/64		
Operating loss (-)	64/70	(594 993,98)	(767 305,22)
IV. Financial income	75	623 408,55	785 829,42
A. Income from financial fixed assets	750		
B. Income from current assets	751	593 166,12	768 742,57
C. Other financial income (note XIII, A)	752/9	30 242,43	17 086,85
V. Financial charges (-)	65	(205 139,17)	(37 370,05)
A. Interest and other debt charges (notes XIII, B and C)	650	14 681,65	20 717,48
B. Increase (+); Decrease (-) in amounts written off current assets other than mentioned under II.E. (note XIII, D)	651		
C. Other financial charges (note XIII, E)	652/9	190 457,52	16 652,57
VI. Profit on ordinary activities before taxes (+)	70/65		
Loss on ordinary activities before taxes (-)	65/70	(176 724,60)	(18 845,85)

2. INCOME STATEMENT *(continued)*

(presentation in vertical form)

	Codes	Period	Preceding period
VI. Profit on ordinary activities before taxes . . . . . (+)	(70/65)		
Loss on ordinary activities before taxes . . . . . (-)	(65/70)	(176 724,60)	(18 845,85)
VII. Extraordinary income	76		
A. Adjustments to depreciation of and to other amounts written off intangible and tangible fixed assets	760		
B. Adjustments to amounts written off financial fixed assets	761		
C. Adjustments to provisions for extraordinary liabilities and charges	762		
D. Gain on disposal of fixed assets	763		
E. Other extraordinary income (note XIV, A)	764/9		
VIII. Extraordinary charges . . . . . (-)	66	(372 187,34)	
A. Extraordinary depreciation of and extraordinary amounts written off formation expenses, intangible and tangible fixed assets	660		
B. Amounts written off financial fixed assets	661		
C. Provisions for extraordinary liabilities and charges (increase +, decrease -)	662		
D. Loss on disposal of fixed assets	663	372 187,34	
E. Other extraordinary charges (note XIV, B)	664/8		
F. Extraordinary charges capitalised as reorganization costs . . . . . (-)	669		
IX. Profits for the period before taxes . . . . . (+)	70/66		
Loss for the period before taxes . . . . . (-)	66/70	(548 911,94)	(18 845,85)
IXbis. A. Transfer from deferred taxation . . . . . (+)	780		
B. Transfer to deferred taxation . . . . . (-)	680		
X. Income taxes . . . . . (-) (+)	67/77		(5 682,74)
A. Income taxes (note XV) . . . . . (-)	670/3		(5 682,74)
B. Adjustment of income taxes and write-back of tax provisions	77		
XI. Profit for the period . . . . . (+)	70/67		
Loss for the period . . . . . (-)	67/70	(548 911,94)	(24 528,59)
XII. Transfer from untaxed reserve . . . . . (+)	789		
Transfer to untaxed reserve . . . . . (-)	689		
XIII. Profit for the period available for appropriation (+)	(70/68)		
Loss for the period available for appropriation (-)	(68/70)	(548 911,94)	(24 528,59)

APPROPRIATION ACCOUNT

	Codes	Period	Preceding period
A. Profit to be appropriated	70/69	8.914.262,96	9.463.174,90
Loss to be appropriated (-)	69/70		
1. Profit for the period available for appropriation	70/68		
Loss for the period available for appropriation (-)	68/70	(548.911,94)	(24.528,59)
2. Profit brought forward	790	9.463.174,90	9.487.703,49
Loss brought forward (-)	690		
B. Transfers from capital and reserves	791/2		
1. from capital and share premium account	791		
2. from reserves	792		
C. Transfers to capital and reserves (-)	691/2		
1. to capital and share premium account	691		
2. to legal reserve	6920		
3. to other reserves	6921		
D. Result to be carried forward			
1. Profit to be carried forward (-)	693	(8.914.262,96)	(9.463.174,90)
2. Loss to be carried forward	793		
E. Shareholders' contribution in respect of losses	794		
F. Distribution of profit (-)	694/6		
1. Dividends	694		
2. Directors' emoluments	695		
3. Other allocations	696		

3. NOTES

I. STATEMENT OF FORMATION EXPENSES (heading 20 of assets)

	Codes	Amounts
Net book value as at the end of the preceding period	8001	446.020,02
Movements during the period :		
. New expenses incurred	8002	
. Depreciation (-)	8003	(446.020,02)
. Other (+) (-)	8004	
Net book value at the end of the period	8005	
Detailing : - Expenses of formation or capital increase, loan issue expenses and other formation expenses	200/2	
- Reorganization costs	204	

III. STATEMENT OF TANGIBLE FIXED ASSETS

(headings 22/27 of assets)

	Codes	1. Land and buildings *(heading 22)*	2. Plant,machinery and equipment *(heading 23)*	3. Furniture and vehicles *(heading 24)*
a) ACQUISITION COST				
At the end of the preceding period	815	614 987,49		
Movements during the period :				
. Acquisitions, including produced fixed assets	816			
. Sales and disposals (-)	817			
. Transfers from one heading to another (+)(-)	818			
At the end of the period	819	614 987,49		
b) REVALUATION SURPLUSES				
At the end of the preceding period	820			
Movements during the period :				
. Recorded	821			
. Acquisitions from third parties	822			
. Reversals (-)	823			
. Transfers from one heading to another (+)(-)	824			
At the end of the period	825			
c) DEPRECIATION AND AMOUNTS WRITTEN DOWN				
At the end of the preceding period	826			
Movements during the period :				
. Recorded	827			
. Written back as superfluous (-)	828			
. Acquisitions from third parties	829			
. Written down after sales and disposals (-)	830			
. Transfers from one heading to another (+)(-)	831			
At the end of the period	832			
d) NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)	833	614 987,49		

	Codes	4. Leasing and other similar rights *(heading 25)*	5. Other tangible assets *(heading 26)*	6. Assets under construction and advance payments *(heading 27)*
a) ACQUISITION COST				
At the end of the preceding period	815			
Movements during the period :				
. Acquisitions, including produced fixed assets	816			
. Sales and disposals (-)	817			
. Transfers from one heading to another (+)(-)	818			
At the end of the period	819			
b) REVALUATION SURPLUSES				
At the end of the preceding period	820			
Movements during the period :				
. Recorded.	821			
. Acquisitions from third parties	822			
. Reversals (-)	823			
. Transfers from one heading to another (+)(-)	824			
At the end of the period	825			
c) DEPRECIATION AND AMOUNTS WRITTEN DOWN				
At the end of the preceding period	826			
Movements during the period :				
. Recorded	827			
. Written back as superfluous (-)	828			
. Acquisitions from third parties	829			
. Written down after sales and disposals (-)	830			
. Transfers from one heading to another (+)(-)	831			
At the end of the period	832			
d) NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)	833			
Whereof : . land and buildings	250			
. plant, machinery and equipment	251			
. furniture and vehicles	252			

IV. STATEMENT OF FINANCIAL FIXED ASSETS (heading 28 of assets)

	Codes	Enterprises 1. affiliated	2. with participation link	3. others
1. Participating interests and shares		*(heading 280)*	*(heading 282)*	*(heading 284)*
a) **ACQUISITION COST**				
At the end of the period	835	*14 813 609,95*	*372 187,34*	
Movements during the period :				
. Acquisitions	836			
. Sales and disposals (-)	837		(*372 187,34*)	
. Transfers from one heading to another (+)(-)	838			
At the end of the period	839	*14 813 609,95*		
b) **REVALUATION SURPLUSES**				
At the end of the preceding period	840			
Movements during the period :				
. Recorded	841			
. Acquisitions from third parties	842			
. Reversals (-)	843			
. Transfers from one heading to another (+)(-)	844			
At the end of the period	845			
c) **DEPRECIATION AND AMOUNTS WRITTEN DOWN**				
At the end of the preceding period	846			
Movements during the period :				
. Recorded	847			
. Written back as superfluous (-)	848			
. Acquisitions from third parties	849			
. Written down after sales and disposals (-)	850			
. Transfers from one heading to another (+)(-)	851			
At the end of the period	852			
d) **UNCALLED AMOUNTS**				
At the end of the preceding period	853			
Movements during the period (+)(-)	854			
At the end of the period	855			
NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)-(d)	856	*14 813 609,95*		
2. Amounts receivable		*(heading 281)*	*(heading 283)*	*(heading 285/8)*
NET BOOK VALUE AT THE END OF THE PRECEDING PERIOD	857			
Movements during the period :				
. Additions	858			
. Reimbursements (-)	859			
. Value adjustment entries (-)	860			
. Reversed value adjustments	861			
. Exchange differences (+)(-)	862			
. Other (+)(-)	863			
NET BOOK VALUE AT THE END OF THE PERIOD	864			
ACCUMULATED AMOUNTS WRITTEN OFF ON AMOUNTS RECEIVABLE AT THE END OF THE PERIOD	865			

V. A. PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER ENTERPRISES

List of both enterprises in which the enterprise holds a participating interest (recorded in the heading 280 and 282 of the assets), and other enterprises in which the enterprise holds rights (recorded in the heading 284 and 51/53 of the assets) in the amount of at least 10 % of the capital issued.

NAME, full address of the REGISTERED OFFICE and for an enterprise governed by Belgian law, the V.A.T.- or national number	Rights held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Annual accounts	Currency	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in monetary units)	
PLC ICOS VISION SYSTEMS *ESPERANTOLAAN 9* *3001 Heverlee, BELGIUM* *BE 431.049.588* *COMMON SHARES*	*52 445*	*100,00*		*31/12/2002*	*EUR*	*26 669 052*	*(1 413 666)*
GMBH ICOS VISION SYSTEMS *BAJUWARENRING 21* *82041 OBERHACHING/MUNCHEN, GERMANY* *COMMON SHARES*		*100,00*		*31/12/2002*	*EUR*	*56 441*	*(188 039)*

VI. INVESTMENTS : OTHER INVESTMENTS AND DEPOSITS (heading 51/53 of assets)

	Codes	Period	Preceding period
Shares	51		
Book value increased with the uncalled amount	8681		
Uncalled amount (-)	8682		
Fixed income securities	52		12 000 000,00
issued by credit institutions	8684		
Term deposits with credits institutions	53	19 000 000,00	4 500 000,00
falling due :			
. less or equal to one month	8686	19.000.000,00	4.500.000,00
. between one month and one year	8687		
. over one year	8688		
Other investments not yet shown seperately	8689		

VII. DEFERRED CHARGES AND ACCRUED INCOME

	Period
Analysis of heading 490/1 of assets if the amount is significant.	
PREPAID EXPENSES	8.977,86
ACCRUED INCOME	1.660,92

VIII. STATEMENT OF CAPITAL

	Codes	Amounts	Number of shares
A. CAPITAL			
1. Issued capital (heading 100 of liabilities)			
- At the end of the preceding period	8700	3.659.878,53	xxxxxxxxxxxxxxxxxxx
- Changes during the period :			
- At the end of the period	8701	3 659 878,53	xxxxxxxxxxxxxxxxxxx
2. Structure of the capital			
2.1. Different categories of shares			
COMMON SHARES		3.659.878,53	10.507.810
2.2. Registered shares and bearer shares			
Registered	8702	xxxxxxxxxxxxxxxxxxx	10.507.810
Bearer	8703	xxxxxxxxxxxxxxxxxxx	

VIII. STATEMENT OF CAPITAL (continued)

	Codes	1. Uncalled capital (heading 101)	2. Called, but unpaid amount
B. UNPAID CAPITAL			
Shareholders having yet to pay up in full			
....		....	....
....		....	....
....		....	....
....		....	....
....		....	....
....		....	....
....		....	....
(continued if need be on page)			
TOTAL	871		

	Codes	1. Amount of capital	2. Number of shares
C. OWN SHARES held by			
- the company itself	872	....	....
- its subsidiaries	873	....	....
D. COMMITMENTS TO ISSUE SHARES			
1. Following the exercising of CONVERSION RIGHTS			
. Amount of outstanding convertible loans	8740	....	
. Amount of capital to be issued	8741	....	
. Maximum number of shares to be issued	8742		....
2. Following the exercising of SUBSCRIPTION RIGHTS			
. Number of outstanding subscription rights	8745		....
. Amount of capital to be issued	8746	....	
. Maximum number of shares to be issued	8747		....
E. AMOUNT OF AUTHORIZED CAPITAL, NOT ISSUED	8751	*3 659 878,53*	

	Codes	1. Number of shares	2. Voting right attached thereto
F. SHARES ISSUED, NOT REPRESENTING CAPITAL	876	....	....
Whereof : - held by the company itself	877	....	
- held by its subsidiaries	878	....	

G. STRUCTURE OF SHAREHOLDINGS OF THE ENTERPRISE AS AT YEAR-END CLOSING DATE, as it appears from the statements received by the enterprise : see page

IX. PROVISIONS FOR OTHER LIABILITIES AND CHARGES

	Period
Analysis of heading 163/5 of liabilities if the amount is material.	
....	....
....	....
....	....
....	....

X. STATEMENT OF AMOUNTS PAYABLE

A. ANALYSIS BY CURRENT PORTIONS OF AMOUNTS INITIALLY PAYABLE AFTER MORE THAN ONE YEAR

	Codes	AMOUNTS PAYABLE CURRENT PORTION		
		1. not more than one year (heading 42)	2. between one and five years (heading 17)	3. over five years (heading 17)
Financial debts	880	**42 141,90**	**84 283,80**	
1. Subordinated loans	881			
2. Unsubordinated debentures	882			
3. Leasing and other similar obligations	883			
4. Credit institutions	884	42 141,90	84 283,80	
5. Other loans	885			
Trade debts	886			
1. Suppliers	887			
2. Bills of exchange payable	888			
Advances received on contracts in progress	889			
Other amounts payable	890			
TOTAL	891	**42 141,90**	**84 283,80**	

B. AMOUNTS PAYABLE
(headings 17 and 42/48 of liabilities)

	Codes	AMOUNT PAYABLE (OR THE PORTION THEREOF) GUARANTEED BY	
		1. Belgian public authorities	2. Real guarantees given or irrevocably promised by the enterprise on its own assets
Financial debts	892		
1. Subordinated loans	893		
2. Unsubordinated debentures	894		
3. Leasing and other similar obligations	895		
4. Credit institutions	896		
5. Other loans	897		
Trade debts	898		
1. Suppliers	899		
2. Bills of exchange payable	900		
Advances received on contracts in progress	901		
Taxes, remuneration and social security	902		
1. Taxes	903	xxxxxxxxxxxxxxxxxx	
2. Remuneration and social security	904		
Other amounts payable	905		
TOTAL	906		

C. AMOUNTS PAYABLE FOR TAXES, REMUNERATION AND SOCIAL SECURITY

	Codes	Period
1. **Taxes** (heading 450/3 of the liabilities)		
a) **Expired** taxes payable	9072	
b) Non expired taxes payable	9073	12.925,61
c) Estimated taxes payable	450	
2. **Remuneration and social security** (heading 454/9 of liabilities)		
a) Amounts due to National Office of Social Security	9076	
b) Other amounts payable relating to remuneration and social security	9077	106.868,12

XI. ACCRUED CHARGES AND DEFERRED INCOME

	Period
Analysis of the heading 492/3 of liabilities if the amount is material.	
ACCRUED EXPENSES	68.416,83

XII. OPERATING RESULTS

A. NET TURNOVER (heading 70)

Broken down by categories of activity and into geographical markets and **given as annexe to the standard form,** insofar as, taking account of the manner in which the sale of products and the provision of services falling within the enterprise's ordinary activities are organized, these categories and markets differ substantially one from another.

	Codes	Period	Preceding period
B. OTHER OPERATING INCOME (heading 74)			
Whereof: the total amount of subsidies and compensatory amounts obtained from public authorities	740		
C1. EMPLOYEES RECORDED IN THE PERSONNEL REGISTER			
a) Total number at the closing date	9086	18	16
b) Average number of employees in full-time equivalents	9087	17,4	20,5
c) Number of actual working hours	9088	42.644	34.887
C2. PERSONNEL CHARGES (heading 62)			
a) Remuneration and direct social benefits	620	777.380,17	984.772,09
b) Employers' contribution for social security	621	236.849,78	296.963,68
c) Employers' premium for extra statutory insurance	622	5.717,77	
d) Other personnel charges	623	12.390,64	12.317,48
e) Pensions	624		
C3. PROVISIONS FOR PENSIONS (included in heading 635/7)			
Increase (+); decrease (-)	635		
D. AMOUNTS WRITTEN OFF (heading 631/4)			
1. Stocks and contracts in progress			
. recorded	9110		
. write back (-)	9111		
2. Trade debtors			
. recorded	9112		
. write back (-)	9113		
E. PROVISIONS FOR LIABILITIES AND CHARGES (heading 635/7)			
Increases	9115		
Decreases (-)	9116		
F. OTHER OPERATING CHARGES (heading 640/8)			
Taxes related to operations	640	451,87	79,62
Other charges	641/8	335,00	334,66
G. TEMPORARY PERSONNEL AND PERSONS PLACED AT THE DISPOSAL OF THE ENTERPRISE			
1. Total number at the closing date	9096		
2. Average number of employees in full-time equivalents	9097		
Number of actual working hours	9098		
Charges to the enterprise	617		

XIII. FINANCIAL RESULTS

	Codes	Period	Preceding period
A. OTHER FINANCIAL INCOME (heading 752/9)			
Amount of subsidies granted by public authorities, credited to income for the period			
- capital subsidies	9125		
- interest subsidies	9126		
Detail of other financial income classified under this heading, if material.			
FOREIGN EXCHANGE GAINS		*30.240,24*	*17.086,83*
B. AMOUNTS WRITTEN DOWN LOAN ISSUE EXPENSES AND REIMBURSEMENT PREMIUMS	6501		
C. CAPITALISED INTERESTS	6503		
D. VALUE ADJUSTMENTS TO CURRENT ASSETS (heading 651)			
Entries	6510		
Reversals (-)	6511		
E. OTHER FINANCIAL CHARGES (heading 652/9)			
Amount of the discount borne by the enterprise, as a result of negotiating amounts receivable	653		
PROVISIONS OF A FINANCIAL NATURE :			
. formed	6560		
. used and reversed (-)	6561		
Analysis of other charges included under this heading, if material.			
BANK CHARGES		*1.002,12*	*899,87*
FOREIGN EXCHANGE LOSSES		*8.455,40*	*15.718,48*
LOSS ON DISPOSAL OF ASSETS		*181.000,00*	

XIV. EXTRAORDINARY RESULTS

	Codes	Period
A. Analysis of OTHER EXTRAORDINARY INCOME (heading 764/9), **if material.**		
B. Analysis of OTHER EXTRAORDINARY CHARGES (heading 664/8), **if material.**		

XV. INCOME TAXES

	Codes	Period
A. ANALYSIS OF HEADING 670/3		
1. Income taxes of the current period :	9134	
a. Taxes and withholding taxes due or paid	9135	*29.174,06*
b. Excess of income tax prepayments and withholding taxes capitalised (-)	9136	(*29.174,06*)
c. Estimated additional charges for income taxes (included in heading 450/3 of liabilities)	9137	
2. Income taxes on previous periods :	9138	
a. Additional charges for income taxes due or paid	9139	
b. Additional charges for income taxes (included in heading 450/3 of liabilities) estimated or provided for (included in heading 161 of liabilities)	9140	

XV. INCOME TAXES (continued)

B. IN SO FAR AS TAXES OF THE CURRENT PERIOD ARE MATERIALLY AFFECTED BY DIFFERENCES BETWEEN THE PROFIT BEFORE TAXES as stated in the annual accounts and **THE ESTIMATED TAXABLE PROFIT** the main source for such differences with special mention of timing differences.

	Period

C. AN INDICATION OF THE EFFECT OF EXTRAORDINARY RESULTS ON THE AMOUNT OF INCOME TAXES RELATING TO THE CURRENT PERIOD

	Codes	Period
D. STATUS OF DEFERRED TAXES (to the extent that it is important for the purpose of assessing the financial position of the enterprise)		
1. Beneficial deferred taxes	9141	
- Accumulated tax losses deductible from future taxable profits	9142	
2. Deferred taxes	9144	

XVI. OTHER TAXES AND TAXES BORNE BY THIRD PARTIES

	Codes	Period	Preceding period
A. The total amount of value added tax, turnover taxes and special taxes charged during the period :			
1. to the enterprise (deductible)	9145	240.021,60	377.106,83
2. by the enterprise	9146	596.781,81	944.751,66
B. Amounts retained on behalf of third parties for :			
1. payroll withholding taxes	9147	248.010,03	306.169,47
2. withholding taxes on investment income	9148		

XVII. RIGHTS AND COMMITMENTS NOT ACCRUED IN THE BALANCE SHEET

	Codes	Period
Personal guarantees, given or irrevocably promised by the enterprise, as security parties' debts or commitments	9149	
Whereof :		
. Outstanding bills of exchange endorsed by the enterprise	9150	
. Bills drawn or guaranteed by the enterprise and other parties' debts	9151	
. Maximum amount for which other debts or commitments of third parties are guaranteed by the enterprise	9153	

XVIII. RELATIONSHIPS WITH AFFILIATED ENTERPRISES AND ENTERPRISES LINKED BY PARTICIPATING INTERESTS

	Codes	1. AFFILIATED ENTERPRISES		2. ENTERPRISES LINKED BY PARTICIPATION	
		Period	Preceding period	Period	Preceding period
1. FINANCIAL FIXED ASSETS	925	14 813 609,95	14 813 609,95		372 187,34
investments	926	14 813 609,95	14 813 609,95		372 187,34
amounts receivable :					
subordinated	927				
others	928				
2. AMOUNTS RECEIVABLE	929		1 203 722,01		181 000,00
after one year	930				
within one year	931		1 203 722,01		181 000,00
3. CURRENT INVESTMENTS	932				
shares	933				
amount receivable	934				
4. AMOUNT PAYABLE	935	97 784,93			
after one year	936				
within one year	937	97 784,93			

	Codes	AFFILIATED ENTERPRISES	
		Period	Preceding period
5. - **PERSONAL AND REAL GUARANTEES,** given or irrevocably promised by the enterprise, as security of debts or commitments of affiliated enterprises	9381		
- **PERSONAL AND REAL GUARANTEES,** given or irrevocably promised by affiliated enterprises as security for debts or commitments of the enterprise	9391		
6. OTHER SUBSTANTIAL FINANCIAL COMMITMENTS	9401		
7. FINANCIAL RESULTS			
from financial fixed assets	9421		
from current assets	9431		
other financial income	9441		
from interest and debts	9461		
other financial charges	9471	181 000,00	
8. GAINS AND LOSSES ON DISPOSAL OF FIXED ASSETS			
realised capital gains	9481		
realised decreased values	9491	372 187,34	

STATEMENT ON CONSOLIDATED ACCOUNTS

A. **Information to disclose by every enterprise that is subject to the provision of Company Law on the consolidated accounts of enterprises**

The enterprise

. has prepared and published consolidated accounts and a consolidated report : ~~YES~~ / NO [1]
. hasn't prepared neither consolidated accounts nor a consolidated report for one out of following reasons:

a. The enterprise and its subsidiaries on consolidated basis exceed not more than one of the limits mentioned in art.16 of Company Law : YES / ~~NO~~ [1]

b. The enterprise itself is a subsidiary of an enterprise which does prepare and publish consolidated accounts in which annual accounts of the enterprise are included: ~~YES~~ / NO [1]
If yes :
. Justification of the compliance with all conditions for exemption set out in art. 113, par. 2 and 3 of Company Law :

. Name, full address of the registered office and, for an enterprise governed by Belgian Law, the V.A.T. or national identification number of the parent company preparing and publishing the consolidated accounts required :

B. **Information to disclose by the reporting enterprise being a subsidiary or a joint subsidiary**

. Name, full address of the registered office and, for an enterprise governed by Belgian Law, the V.A.T.- or national number of the parent company(ies) and the specification whether the parent company(ies) prepare(s) and publish(es) consolidated accounts in which the annual accounts of the enterprise are included [2] :

. If the parent company(ies) is (are) (an) enterprise(s) governed by foreign law disclose where the consolidated accounts can be obtained [2]:

1 Delete where not appropriate.
2 Where the accounts of the enterprise are consolidated at different levels, the information should be given for the consolidated aggregate at the highest level on the one hand and the lowest level on the other hand of which the enterprise is a subsidiary and for which consolidated accounts are prepared and published.

V.A.T.	*BE 438.068.826*	*ICOS VISION SYSTEMS CORPORATION*	C 22.

4. SOCIAL REPORT

Numbers of joint industrial committees which are competent for the enterprise : *100.00* *218.00*

I. STATEMENT OF THE PERSONS EMPLOYED

A. EMPLOYEES RECORDED IN THE PERSONNEL REGISTER

1. During the financial period and during the preceding financial period

	Codes	1. Full-time (period)	2. Part-time (period)	3. Total (T) or total full-time equivalents (FTE) (period)	4. Total (T) or total full-time equivalents (FTE) (preceding period)
Average number of employees	100	*15,7*	*2,0*	*17,4* (FTE)	*20,5* (FTE)
Number of actual working hours	101	*38.857*	*3.787*	*42.644* (T)	*34.887* (T)
Personnel charges	102	*940.661,56*	*91.676,80*	*1.032.338,36* (T)	*1.294.053,25* (T)
Amount of the benefits in addition to wages	103	xxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxx	(T)	(T)

2. As at the closing date of the financial period

	Codes	1. Full-time	2. Part-time	3. Total of full-time equivalents
a. Number of employees recorded in the personnel register	105	*17*	*1*	*17,7*
b. By nature of the employment contract				
Contract of unlimited duration	110	*17*	*1*	*17,7*
Contract of limited duration	111			
Contract regarding a specific work	112			
Contract regarding substitution	113			
c. By sex				
Male	120	*13*		*13,0*
Female	121	*4*	*1*	*4,7*
d. By professional category				
Management personnel	130			
Employees	134	*17*	*1*	*17,7*
Workers	132			
Other	133			

B. TEMPORARY PERSONNEL AND PERSONS PLACED AT THE DISPOSAL OF THE ENTERPRISE

During the financial period

	Codes	1. Temporary personnel	2. Persons placed at the disposal of the enterprise
Average number of personnel employed	150		
Number of actual working hours	151		
Charges to the enterprise	152		

II. LIST OF PERSONNEL MOVEMENTS DURING THE FINANCIAL PERIOD

A. ENTRANTS

	Codes	1. Full-time	2. Part-time	3. Total of full-time equivalents
a. Number of employed persons recorded in the personnel register during the financial period	205	5		5,0
b. By nature of the employment contract				
Contract of unlimited duration	210	5		5,0
Contract of limited duration	211			
Contract regarding a specific work	212			
Contract regarding substitution	213			
c. By sex and level of education				
Male : primary education	220			
secondary education	221			
higher non-university education	222	1		1,0
university education	223	2		2,0
Female : primary education	230			
secondary education	231			
higher non-university education	232			
university education	233	2		2,0

B. LEAVERS

	Codes	1. Full-time	2. Part-time	3. Total of full-time equivalents
a. Number of employed persons of which the date of termination of the contracts has been recorded in the personnel register during the financial period	305	3		3,0
b. By nature of the employment contract				
Contract of unlimited duration	310	3		3,0
Contract of limited duration	311			
Contract regarding a specific work	312			
Contract regarding substitution	313			
c. By sex and level of education				
Male : primary education	320			
secondary education	321			
higher non-university education	322	1		1,0
university education	323	1		1,0
Female : primary education	330			
secondary education	331			
higher non-university education	332			
university education	333	1		1,0
d. By reason of termination of contract				
Pension	340			
Prepension	341			
Dismissal	342			
Other reason	343	3		3,0
Of which: number of former employees who continued rendering services to the enterprise at least on a part-time basis in the capacity of self-employed person	350			

III. STATEMENT CONCERNING THE IMPLEMENTATION OF MEASURES STIMULATING EMPLOYMENT DURING THE FINANCIAL PERIOD .

MEASURES STIMULATING EMPLOYMENT	Codes	Number of employed persons involved		3. Amount of the financial profit
		1. Number	2. In full-time equivalents	
1. Measures generating financial profit*				
1.1. Incentive plan for recruiting job-seekers who belong to high-risk groups	414			
1.2. Conventional part-time prepension	411			
1.3. Full career interruption	412			
1.4. Reduction of job performance (part-time career interruption)	413			
1.5. Social Maribel	415			
1.6. Structural reduction of social security contributions	416	21	20,7	21.517,13
1.7. Staging post programmes	417			
1.8. Service jobs	418			
1.9. Contracts : work - vocational training	503			
1.10. Apprenticeship contract	504			
1.11. Initial job agreement	419			
2. Other measures				
2.1. Training period for junior employees	502			
2.2 Successive employment contracts of limited duration	505			
2.3. Conventional prepension	506			
2.4. Reduction of employee's social security contribution regarding low-wage workers	507			

Number of employees involved in one or more measures stimulating employment :

	Codes	1. Number	2. In full-time equivalents
- total for the financial period	550	21	20,7
- total for the previous financial period	560		

IV. INFORMATION ON VOCATIONAL TRAINING FOR EMPLOYED PERSONS DURING THE FINANCIAL PERIOD

Total of training initiatives at the expense of the employer	Codes	Male	Codes	Female
1. Number of employees	5801		5811	
2. Number of training hours	5802		5812	
3. Charges to enterprise	5803		5813	

V. INFORMATION ON EDUCATIONAL OR TUTORIAL ACTIVITIES OF EMPLOYEES IN COMPLIANCE WITH THE LAW OF SEPTEMBER 5TH 2001 CONCERNING THE IMPROVEMENT OF EMPLOYMENT RATE

Educational or tutorial activities	Codes	Male	Codes	Female
1. Number of employees practising	5804		5814	
2. Number of hours spent on these activities	5805		5815	
3. Number of employees attending these activities	5806		5816	

* Financial benefit to the employer regarding the incumbent or his substitute.

Article 96 of the Code of Companies

Justification of the valuation rules (going concern)

For the fiscal years ending December 31th, 2002 and 2001, the company recorded a net loss of 548.911,94 Eur and 24.528,59 Eur, respectively.

The company has no structural difficulties, following the total amount of equity at December 31th, 2002, hence the applied valuation rules are still justified out of the going concern principle.



Bedrijfsrevisoren

Report of the Statutory Auditor (Commissaire/Commissaris) on the statutory accounts submitted to the general shareholders' meeting of Icos Vision Systems Corporation N.V.

Statutory accounts for the year ended December 31, 2002

In accordance with legal and statutory requirements, we are reporting to you on the completion of the mandate, which you have entrusted to us.

We have audited the financial statements as of and for the year ended December 31, 2002 with a balance sheet total of EUR 35.077.823,85 and a loss for the year of EUR 548.911,94. These financial statements have been prepared under the responsibility of the Board of Directors of the Company. In addition we have carried out the specific additional audit procedures required by the Company law.

Unqualified audit opinion on the financial statements

We conducted our audit in accordance with the standards of the "Institut des Reviseurs d'Entreprises-Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to financial statements in Belgium.

In accordance with these standards we have considered the Company's administrative and accounting organisation as well as its internal control procedures. The Company's management have provided us with all explanations and information, which we required for our audit. We examined, on a test basis, evidence supporting the amounts in the financial statements. We assessed the accounting policies used and significant accounting estimates made by the Company, as well as the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the prevailing legal and regulatory requirements, the financial statements present fairly the Company's net worth and financial position as of December 31, 2002 and the results of its operations for the year then ended and the disclosures made in the notes to the financial statements are adequate.

Bourgetlaan -
Avenue du Bourget 40
1130 Brussel - Bruxelles
België - Belgique
Tel.: + 32 2 708 43 00
Fax: + 32 2 708 43 99

Bollebergen 2B - bus 13
9052 Gent
België - Belgique
Tel.: + 32 9 241 88 00
Fax: + 32 9 241 88 99

rue Van Opré 76
5100 Jambes
Belgique
Tel.: + 32 81 32 69 80
Fax: + 32 81 32 69 98

Spoorweglaan 3
2610 Antwerpen (Wilrijk)
België - Belgique
Tel.: + 32 3 821 17 00
Fax: + 32 3 825 20 25

Ilgatlaan 7
3500 Hasselt
België - Belgique
Tel.: + 32 11 28 66 10
Fax: + 32 11 28 66 19

Clos Chanmurly 13
4000 Liège
Belgique
Tel.: + 32 4 225 53 11
Fax: + 32 4 225 53 99



Additional statements and information

As required by generally accepted auditing standards the following additional statements and information are provided. These additional statements and information do not alter our audit opinion on the financial statements.

- The directors' report contains the information required by law and is consistent with the financial statements.

- The appropriation of results proposed to the general meeting complies with the legal and statutory provisions.

- There are no transactions undertaken or decisions taken in violation of the Company's statutes or Company Law, which we have to report to you.

- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained and the financial statements have been prepared in accordance with the applicable Belgian legal and regulatory requirements.

- In accordance with article 523 of the Company Law, the Board of Directors have informed you in their directors' report, of a conflict of interest with two of its directors in connection with the Board of Director's decision on November 15, 2002, to issue Personnel Stock Options, in accordance with articles 583 and 596 of the Company Law, for which both Directors were eligible beneficiaries of the Personnel Stock Options at the moment of the decision of issuance was taken by the Board of Directors.

Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren - Reviseurs d'Entreprises
Statutory Auditor
represented by



Jos Briers

Heverlee, February 20, 2003